PROSPECTUS                                      DECEMBER 15, 1997

                             5,000,000 Shares

                         MILLER INDUSTRIES, INC.
                               Common Stock


     This Prospectus relates to 5,000,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Miller Industries, Inc., a Tennessee corporation ("Miller" or the "Company"), which may be issued from time to time in the future by the Company on the completion of acquisitions of assets, businesses and securities, or on the payment of dividends on or conversion of shares of preferred stock or the conversion of or payment of interest on convertible notes issued or deferred payment obligations undertaken in connection with such acquisitions. No period of time has been fixed within which the Shares may be offered or sold.

     The consideration for acquisitions may consist of shares of Common Stock, cash, deferred payment obligations, notes, assumptions of liabilities or a combination thereof as determined by negotiations between the Company's representatives and the owners or controlling persons of the business or properties to be acquired. Factors taken into account in acquisitions include the quality and reputation of the management, potential earning power, cash flow and growth potential of the businesses or properties to be acquired, market value of the Common Stock and other relevant factors. In addition, the Company may lease property from and enter into employment, management, consultant and noncompetition agreements with former owners and key executive personnel of the businesses to be acquired. The terms of such acquisitions and of the issuance of Common Stock under acquisition agreements will generally be determined by direct negotiations with the owners or controlling persons of the business or properties to be acquired. The Company's management anticipates that the Shares issued in any acquisition will be valued at a price reasonably related to the market price of the Common Stock, reported as of one or more times during the period beginning on the date the terms of the acquisition are agreed upon and ending on the date the Shares are issued and delivered.

     This Prospectus may only be used in connection with the issuance of Common Stock pursuant to acquisitions of businesses or properties in business combination transactions that would be exempt from registration but for the possibility of integration with other transactions. If the issuance of Common Stock in connection with an acquisition would not be exempt from registration even if integration is not taken into account, then offerees of the Common Stock in such an acquisition will be furnished with copies of this Prospectus, as amended by a supplement to this Prospectus (a "Prospectus Supplement") or a post-effective amendment (a "Post-Effective Amendment") to the Registration Statement on Form S-4 of which this Prospectus is a part. This Prospectus will be furnished to security holders of the businesses or properties to be acquired.

     If an acquisition has a material financial effect upon the Company, a Current Report on Form 8-K will be filed subsequent to the acquisition containing financial and other information about

the acquisition that would be material to subsequent acquirors of the Shares offered hereby, including pro forma financial information for the Company and historical financial information for the company being acquired. A Current Report on Form 8-K will also be filed when an acquisition does not have a per se material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission (the "Commission").

     All expenses of this offering will be paid by the Company.
No underwriting discounts or commissions will be paid in connection with the issuance of Shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act").

     This Prospectus may not be used in connection with reoffers and resales by persons who receive Shares covered by this Prospectus (the "Selling Shareholders") and who may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act unless accompanied by a Prospectus Supplement or Post-Effective Amendment, if required, naming such persons as Selling Shareholders and providing other information. Resales or reoffers by Selling Shareholders may only be made pursuant to Rule 145(d) under the Securities Act or an exemption from registration under the Securities Act.

     The Common Stock is traded on the New York Stock Exchange
("NYSE") under the symbol "MLR." On December 12, 1997, the closing price of the Common Stock, as reported in the NYSE consolidated reporting system, was $9.875.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF
CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
INVESTORS.

                         _______________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION NOR HAS THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY
                  REPRESENTATION TO THE CONTRARY
                      IS A CRIMINAL OFFENSE.

                         _______________


        The date of this Prospectus is December 15, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of that Web site is http://www.sec.gov.

     The Company's Common Stock is listed on the NYSE. All reports, proxy statements and other information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      The Company has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                    FORWARD-LOOKING STATEMENTS


     The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Commission and its reports to shareholders. This Prospectus contains certain statements, other than those concerning historical information, that should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Corporation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth in this Prospectus under the heading "Risk Factors," and in particular, the risks associated with acquisitions, including, without limitation, the risks that acquisitions do not close and the cost or difficulties related to the integration of the acquired businesses. The Company cautions that such factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.


                           RISK FACTORS

     THE BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND FUTURE PROSPECTS OF THE COMPANY, AND THE PREVAILING MARKET PRICE AND PERFORMANCE OF THE COMPANY'S COMMON STOCK, MAY BE ADVERSELY AFFECTED BY A NUMBER OF FACTORS, INCLUDING THE MATTERS DISCUSSED BELOW.

     UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS. Many of the companies that the Company has recently acquired and that the Company plans to acquire are large enterprises with operations in different markets. The success of any business combination is in part dependent on management's ability following the transaction to integrate operations, systems and procedures and thereby obtain business efficiencies, economies of scale and related cost savings. The challenges posed to the Company's management may be particularly significant because integrating the recently acquired companies must be addressed contemporaneously. There can be no assurance that future consolidated results will improve as a result of cost savings and efficiencies from any such acquisitions or proposed acquisitions, or as to the timing or extent to which cost savings and efficiencies will be achieved.

     RISKS ASSOCIATED WITH ACQUISITION STRATEGY.   The Company
has an aggressive acquisition strategy that has involved, and is expected to continue to involve, the acquisition of a significant number of additional companies. As a result, the Company's future success is dependent, in part, upon its ability to identify, finance and acquire attractive businesses and then to successfully integrate and/or manage such acquired businesses. Acquisitions involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Although the Company believes that it can identify and consummate the acquisitions of a sufficient number of businesses to successfully implement its growth strategies, there can be no assurance that such will be the case. Further, there can be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly during periods in which the operations of acquired businesses are being integrated into the Company's operations. The Company intends to continue to finance future acquisitions by issuing shares of its Common Stock. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. Although the Company has an established line of credit, there can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

     RISKS OF FOREIGN MARKETS. The Company's growth strategy includes the expansion of its operations in foreign markets. In January 1996 the Company acquired S.A. Jige Lohr Wreckers ("Jige Lohr"), a French manufacturer of wreckers and car carriers, and in April 1996 the Company acquired Boniface Engineering Limited ("Boniface"), a British manufacturer of towing and recovery equipment. Prior to these acquisitions, the Company had limited experience with sales and manufacturing operations outside North America. There is no assurance that the Company will be able to successfully integrate and expand its foreign operations. Furthermore, there is no assurance that the Company will be able to successfully expand sales outside of North America or compete in markets in which it is unfamiliar with cultural and business practices. The Company's foreign operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions and currency translations, changing political conditions and governmental regulations.

     RISKS OF ENTERING NEW LINES OF BUSINESS. The Company's growth strategy includes vertically integrating within the towing and recovery industry through a combination of acquisitions and internal growth. Implementation of its growth strategy has resulted in the Company's entry into several new lines of business. Historically, the Company's expertise has been in the manufacture of towing equipment and the Company had no prior operating experience in the lines of business it recently entered. During fiscal 1997, the Company entered three new lines of business through the acquisition of towing and recovery equipment distributors and towing service companies, and the establishment of the Company's Financial Services Group. The Company's operation of these businesses will be subject to all of the risks inherent in the establishment of a new business enterprise. Such acquisitions present the additional risk that newly-acquired businesses could be viewed as being in competition with other customers of the Company. Although the new businesses are closely related to the Company's towing equipment manufacturing business, there can be no assurance that the Company will be able to successfully operate these new businesses.

     CYCLICAL NATURE OF INDUSTRY AND GENERAL ECONOMIC CONDITIONS. The towing and recovery industry is cyclical in nature and has historically been affected by high interest rates and economic conditions in general. Accordingly, a downturn in the economy could have a material adverse effect on the Company's operations. The industry is also influenced by consumer confidence and general credit availability.

     FLUCTUATIONS IN PRICE AND SUPPLY OF MATERIALS AND COMPONENT PARTS. The Company is dependent upon outside suppliers for its raw material needs and other purchased component parts and, therefore, is subject to price increases and delays in receiving supplies of such materials and component parts. There can be no assurance that the Company will be able to pass any price increase on to its customers. Although the Company believes that sources of its materials and component parts will continue to be adequate to meet its requirements and that alternative sources are available, events beyond the Company's control could have an adverse effect on the cost or availability of such materials and component parts. Additionally, demand for the Company's products could be negatively affected by the unavailability of truck chassis, which are manufactured by third parties and are typically purchased separately by the Company's distributors or by towing operators and are sometimes supplied by the Company.

     COMPETITION. The towing and recovery equipment manufacturing industry is highly competitive. Competition for sales exists at both the distributor and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. In addition, sales of the Company's products are affected by the market for used towing and recovery equipment. Certain of the Company's competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than the Company. The Company may also face significant competition from large competitors as it enters new lines of business, including towing and recovery equipment distribution, financial services and towing service businesses.

     DEPENDENCE ON PROPRIETARY TECHNOLOGY. Historically, the Company has been able to develop or acquire patented and other proprietary product innovations which have allowed it to produce what management believes to be technologically advanced products relative to most of its competition. Certain of the Company's patents expire in 2004 at which time the Company may not have a continuing competitive advantage through proprietary products and technology. The Company's historical market position has been a result, in part, of its continuous efforts to develop new products. The Company's future success and ability to maintain market share will depend, to an extent, on new product development.

     LABOR AVAILABILITY. The timely production of the Company's wreckers and car carriers requires an adequate supply of skilled labor. In addition, the operating costs of each manufacturing and towing service facility can be adversely affected by high turnover in skilled positions. Accordingly, the Company's ability to increase sales, productivity and net earnings will be limited to a degree by its ability to employ the skilled laborers necessary to meet the Company's requirements. There can be no assurance that the Company will be able to maintain an adequate skilled labor force necessary to efficiently operate its facilities.

     DEPENDENCE ON KEY MANAGEMENT. The success of the Company is highly dependent on the continued services of the Company's management team. The loss of services of one or more key members of the Company's senior management team could have a material adverse effect on the Company. Although the Company historically has been successful in retaining the services of its senior management, there can be no assurance that the Company will be able to retain such personnel in the future.

     PRODUCT LIABILITY AND INSURANCE. The Company is subject to various claims, including product liability claims arising in the ordinary course of business, and may at times be a party to various legal proceedings that constitute ordinary routine litigation incidental to the Company's business. The Company maintains reserves and liability insurance coverage at levels based upon commercial norms and the Company's historical claims experience. A successful product liability or other claim brought against the Company in excess of its insurance coverage or the inability of the Company to acquire insurance at commercially reasonable rates could have a material adverse effect upon the Company's business, operating results and financial condition.

     VOLATILITY OF MARKET PRICE. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the Company's industry or the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     POSSIBLE ADVERSE EFFECT OF FUTURE SALES OF COMMON STOCK.
The Company has filed a shelf registration statement to register for sale, from time to time on a continuous basis, an aggregate of approximately 5.7 million shares of Common Stock, which shares were issued by the Company as consideration for businesses acquired by it since August 1996 through August 1997. Future sales of such shares, or the perception that such sales could occur, could adversely affect the market price of Common Stock. There can be no assurance as to when, and how many of, such shares will be sold and the effect such sales may have on the market price of Common Stock. In addition, the Company intends to continue to issue Common Stock in connection with certain of its acquisitions or in other transactions. Such securities may be subject to resale restrictions in accordance with the Securities Act and the regulations promulgated thereunder, as well as resale limitations imposed by tax laws and regulations or by contractual provisions negotiated by the Company. As such restrictions lapse, such securities may be sold to the public.
It is contemplated that any such shares will be issued pursuant to this Prospectus, as it may be supplemented or amended from time to time, and thus will no longer be subject to any holding period under Rule 144. In the event of the issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of Common Stock.

     CONTROL BY PRINCIPAL SHAREHOLDER.   William G. Miller, the
Chairman and Co-Chief Executive Officer of the Company, beneficially owns approximately 15% of the outstanding shares of Common Stock. Accordingly, Mr. Miller has the ability to exert significant influence over the business affairs of the Company, including the ability to influence the election of directors and the result of voting on all matters requiring shareholder approval.

     ANTI-TAKEOVER PROVISIONS OF CHARTER AND BYLAWS; PREFERRED STOCK. The Company's Charter and Bylaws contain restrictions that may discourage other persons from attempting to acquire control of the Company, including, without limitation, a Board of Directors that has staggered terms for its members (although the Company's Charter will be amended to eliminate the staggered board effective with the 1998 annual meeting of shareholders), prohibitions on shareholder action by written consent, and advance notice requirements respecting amendments to certain provisions of the Company's Charter and Bylaws. In addition, the Company's Charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the Board of Directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of Common Stock and thus may adversely affect the rights of holders of Common Stock.


                             BUSINESS

GENERAL

     Miller Industries, Inc. is the world's largest integrated provider of vehicle towing and recovery equipment, systems and services and has executive offices in Atlanta, Georgia and manufacturing operations in Tennessee, Pennsylvania, Mississippi,

France and England. The Company markets its towing and recovery equipment under the well-recognized Century(R), Challenger(R), Holmes(R), Champion(R), Eagle(R), Jige(R), Boniface(TM) and Vulcan(R) brand names and markets its towing services under the national brand name of RoadOne(TM).

     Since 1990 the Company has developed or acquired several of the most well-recognized brands in the fragmented towing and recovery equipment manufacturing industry. The Company's strategy has been to increase its market share in the industry through a combination of acquisitions and internal growth. The Company increased its domestic and international market share as a result of the acquisitions of three well-known brands during calendar 1996. In January 1996, the Company acquired Jige Lohr, a leading European manufacturer of wreckers and car carriers, and in April 1996, the Company acquired Boniface, a leading manufacturer of large wreckers in the United Kingdom, thereby establishing itself as the market leader in Europe. In September 1996, the Company acquired Vulcan International, Inc., a leading domestic manufacturer of towing equipment.

     On December 10, 1997, the Company acquired Chevron, Inc. a privately held corporation, headquartered in Mercer, Pennsylvania. The consideration paid for all the outstanding shares of Chevron was approximately $10 million in cash. Chevron is a manufacturer of towing and recovery equipment with annual revenues of approximately $23 million. Chevron's balance sheet includes approximately $3.8 million of net indebtedness. Chevron will operate as an autonomous subsidiary with its own independent distribution network, and will continue to be based in Mercer, a few miles from Champion Carrier Corporation, the Company's existing car carrier facility in Hermitage, Pennsylvania. The description of the Company's business contained herein has not been updated to reflect this acquisition.

     As a natural extension of its leading market position in manufacturing and strong brand name recognition, the Company has broadened its strategy to include vertical integration, with the goal of becoming the leading worldwide manufacturer, distributor and service provider in the towing and recovery industry. Since July 1996, the Company has acquired ten towing equipment distributors, which, together with its independent distributors, are intended to be part of a North American distribution network for towing and recovery equipment as well as other specialty truck equipment and components. Through the first quarter of fiscal 1998, the Company, through its RoadOne subsidiary, has acquired 38 towing service companies. These acquisitions are part of the Company's plan to establish a national towing service network through owned companies in combination with an extensive group of affiliates. Also in fiscal 1997, the Company established its Financial Services Group to provide equipment financing and related services to its distributors and their customers. The Company intends to continue its expansion into the towing service and distribution markets in fiscal 1998.

     The Company was incorporated under the laws of the State of Tennessee in April 1994. The Company's principal executive offices are located at 8503 Hilltop Drive, Ooltewah, Tennessee
37363, and its telephone number is (423) 238-4171.

ACQUISITIONS

     The Company has been pursuing a growth strategy that has involved acquisitions of a significant number of companies. The Company uses an internal acquisition team, supplemented as needed by outside advisors, and its extensive contacts in the towing service industry, to identify, evaluate, acquire and integrate towing operators and towing equipment distributors. Acquisition candidates are evaluated based on stringent criteria in a comprehensive process which includes operational, legal and financial due diligence reviews. The Company expects to continue to pursue acquisitions in the towing service and towing equipment distribution markets and anticipates financing acquisitions with issuances of Common Stock, cash and/or borrowings under lines of credit.

     TOWING SERVICE ACQUISITIONS

     During fiscal 1997, the Company acquired 29 towing service companies in separate transactions, none of which were individually material to the financial results of the Company. The Company issued an aggregate of approximately 1.6 million shares of Common Stock and paid approximately $7.5 million of cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 2.2 million shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting. During the first six months of fiscal 1998, the Company acquired twenty-one (21) additional towing service companies in separate transactions, none of which were individually material to the financial results of the Company. The Company issued an aggregate of approximately 1,038,000 shares of Common Stock and paid approximately $5.6 million in cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 536,000 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting.

     At December 15, 1997, the Company had entered into letters of intent to acquire 19 additional towing service companies in transactions expected to close over the following twelve weeks. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others. The Company intends to continue to aggressively pursue additional purchases of towing service companies.

     TOWING EQUIPMENT DISTRIBUTOR ACQUISITIONS

     During fiscal 1997, the Company acquired six towing equipment distributors in separate transactions, none of which were individually material to the financial results of the Company. The Company issued an aggregate of approximately 320,000 shares of Common Stock in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 370,000 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method. Subsequent to April 30, 1997, the Company acquired four additional towing equipment distributors in separate transactions, issuing approximately 45,000 shares and paying approximately $865,000 in cash in transactions accounted for under the purchase method of accounting, and issuing approximately 151,000 shares of Common

Stock in acquisitions accounted for under the pooling-of-interests method. The Company intends to continue to acquire additional towing equipment distributors, but is not currently a party to any agreement to acquire any other distributors.

TOWING AND RECOVERY EQUIPMENT MANUFACTURING

     The Company offers a broad range of towing and recovery equipment products that meet most customer design, capacity and cost requirements. The Company manufactures the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and 60-ton lifting capacities. Car carriers are specialized flat bed hauling vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances.

     The Company's products are sold primarily through independent distributors that serve all 50 states, Canada and Mexico, and other foreign markets including Europe, Japan, Taiwan, Hong Kong, China and the Middle East. As a result of the acquisitions of Jige Lohr and Boniface, the Company significantly increased its distribution capabilities in Europe. While most of the Company's distributor agreements do not contain exclusivity provisions, management believes that approximately 70% of the Company's independent distributors sell the Company's products on an exclusive basis. In addition to selling the Company's products to towing operators, the distributors provide parts and service. The Company also has independent sales representatives that exclusively market the Company's products and provide expertise and sales assistance to distributors. Management believes the strength of the Company's distribution network and the breadth of its product offerings are two key advantages over its competitors.

     PRODUCT LINE

     The Company manufactures a broad line of wrecker and car carrier bodies to meet a full range of customer design, capacity and cost requirements. The products are marketed under the Century, Challenger, Holmes, Champion, Eagle, Jige, Boniface and Vulcan brand names.

     WRECKERS. Wreckers are generally used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with 60 ton lifting capacities. Wreckers are available with specialized features, including underlifts, L-arms and scoops, which lift disabled vehicles by the tires or front axle to minimize front end damage to the towed vehicles. Certain heavy duty wrecker models offer rotating booms, which allow heavy duty wreckers to recover vehicles from any angle, and proprietary remote control devices for operating wreckers. In addition, certain light duty wreckers are equipped with the patented "Eagle Claw" automatic wheellift hookup device that allows operators to engage a disabled or unattended vehicle without leaving the cab of the wrecker.

     The Company's wreckers range in capacity from 8 to 60 tons, and are characterized as light duty and heavy duty, with wreckers of 16 ton or greater capacity being classified as heavy duty. Light duty wreckers are used to remove vehicles from accident scenes and vehicles illegally parked, abandoned or disabled, and for general recovery. Heavy duty wreckers are used in commercial towing and recovery applications including overturned tractor trailers, buses, motor homes and other vehicles.

     CAR CARRIERS. Car carriers are specialized flat bed hauling vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers are used to transport new or disabled vehicles and other equipment and are particularly effective for transporting vehicles or other equipment over long distances. In addition to transporting vehicles, car carriers may also be used for other purposes, including transportation of industrial equipment. In recent years, professional towing operators have added car carriers to their fleets to complement their towing capabilities.

     BRAND NAMES

     The Company manufactures and markets its wreckers and car carriers under eight separate brand names. Although certain of the brands overlap in terms of features, prices and distributors, each brand has its own distinctive image and customer base.

     CENTURY(R). The Century brand is the Company's "top-of-the-line" brand and represents what management believes to be the broadest product line in the industry. The Century line was started in 1974 and produces wreckers ranging from the 8 ton light duty to the 60 ton heavy duty models and car carriers in lengths from 17 1/2 to 26 feet. Management believes that the Century brand has a reputation as the industry's leading product innovator.

     VULCAN(R). The Company's Vulcan product line, acquired in September 1996, includes a range of premium light and heavy duty wreckers, car carriers and other towing and recovery equipment. The Vulcan line is operated as an autonomous subsidiary with its own independent distribution network.

     CHALLENGER(R). The Company's Challenger products compete with the Century and Vulcan products and constitute a third premium product line. Challenger products consist of light to heavy duty wreckers with capacities ranging from 8 to 60 tons, and car carriers with lengths ranging from 17 1/2 to 26 feet. The
Challenger line was started in 1975 and is known for high performance heavy duty wreckers and aesthetic design.

     HOLMES(R). The Company's Holmes product line includes mid-priced wreckers with 8 to 16 ton capacities and car carriers in 17 1/2 to 21 foot lengths. The Holmes wrecker was first produced in 1916. The Holmes name has been the most well-recognized and leading industry brand both domestically and internationally through most of this century.

     CHAMPION(R). The Champion brand, which was introduced in 1991, includes car carriers which range in length from 17 1/2 to 21 feet. The Champion product line, which is generally lower-priced, allows the Company to offer a full line of car carriers at various competitive price points. In 1993, the Champion line was expanded to include a line of economy tow trucks with integrated boom and underlift.

     EAGLE(R). The Company's Eagle products consist of light duty wreckers with a patented "Eagle Claw" hook-up system that allows towing operators to engage a disabled or unattended vehicle without leaving the cab of the tow truck. The "Eagle Claw" hook-up system, which was patented in 1984, was originally developed for the repossession market. Since acquiring them, the Company has upgraded the quality and features and expanded the recovery capability of the Eagle products. The Eagle line is now gaining increased popularity in the broader towing and recovery vehicle market.

     JIGE(TM). The Company's Jige product line, acquired in January 1996, is comprised of a broad line of light and heavy duty wreckers and car carriers marketed primarily in Europe. Jige
International is a market leader best known for its innovative designs of car carriers and light wreckers necessary to operate within the narrow confines of European cities.

     BONIFACE(TM). The Company's Boniface product line, acquired in April 1996, is comprised primarily of heavy duty wreckers.
Boniface produces a wide range of heavy duty wreckers specializing in the long underlift technology required to tow modern European tour buses.

     The Company's Holmes and Century brand names are associated with four of the major innovations in the industry: the rapid reverse winch, the tow sling, the hydraulic lifting mechanism, and the underlift with parallel linkage and L-arms. The Company's engineering staff, in consultation with manufacturing personnel, uses computer-aided design and stress analysis systems to test new product designs and to integrate various product improvements. In addition to offering product innovations, the Company focuses on developing or licensing new technology for its products.

     MANUFACTURING PROCESS

     The Company manufactures wreckers and car carriers at six manufacturing facilities located in the United States, France and England. The manufacturing process for the Company's products consists primarily of cutting and bending sheet steel or aluminum into parts that are welded together to form the wrecker or car carrier body. Components such as hydraulic cylinders, winches, valves and pumps, which are purchased by the Company from third-party suppliers, are then attached to the frame to form the completed wrecker or car carrier body. The completed body is either installed by the Company or shipped by common carrier to an independent distributor where it is then installed on a truck chassis. Generally, the wrecker or car carrier bodies are painted by the Company with a primer coat only, so that towing operators can select customized colors to coordinate with chassis colors or fleet colors. To the extent final painting is required before delivery, the Company contracts with independent paint shops for such services.

     The Company purchases raw materials and component parts from a number of sources. Although the Company has no long term supply contracts, management believes the Company has good relationships with its primary suppliers. The Company has experienced no significant problems in obtaining adequate supplies of raw materials and component parts to meet the requirements of its production schedules. Management believes

that the materials used in the production of the Company's products are available at competitive prices from an adequate number of alternative suppliers. Accordingly, management does not believe that the loss of a single supplier would have a material adverse effect on the Company's business.

     TOWING AND RECOVERY EQUIPMENT DISTRIBUTION

     Management categorizes the towing and recovery market into three general product types: light duty wreckers, heavy duty wreckers and car carriers. The light duty wrecker market consists primarily of professional wrecker operators, repossession towing services, municipal and federal governmental agencies, and repair shop or salvage company owners. The heavy duty market is dominated by professional wrecker operators serving the needs of commercial vehicle operators. The car carrier market, historically dominated by automobile salvage companies, has expanded to include equipment rental companies that offer delivery service and professional towing operators who desire to complement their existing towing capabilities. Management estimates that there are approximately 30,000 professional towing operators and 80,000 service station, repair shop and salvage operators comprising the overall towing and recovery market.

     Since July 1996, the Company's distribution group has acquired 10 towing equipment distributors. These distributors are located in California, Colorado, Florida, Georgia, Illinois, Mississippi and Missouri and in British Columbia and Ontario, Canada. The Company intends to continue to acquire additional towing equipment distributors, but is not currently a party to any agreement to acquire any other distributors. The acquired distributors market the Company's products as well as other specialty transportation equipment, and the Company intends to expand the number and types of products distributed through its distributors. The Company-owned distributors generally do not compete in the same geographic markets as the Company's independent distributors. Vulcan, which operates as an autonomous subsidiary, distributes its products through a separate part of the Company's distribution network.

     The Company's sales force, which services the Company's distribution network, consists of 40 sales representatives, 34 of whom are Company employees whose responsibilities include providing administrative and sales support to the entire distributor base. The remaining 6 sales representatives are independent contractors who market the Company's products exclusively. Sales representatives receive commissions on direct sales based on product type and brand and generally are assigned specific territories in which to promote and solicit sales of the Company's products and to maintain customer relationships.

     The Company has developed a diverse customer base consisting of approximately 150 distributors in North America, who serve all 50 states, Canada and Mexico, and approximately 40 distributors that serve other foreign markets. During the fiscal year ended April 30, 1997, no single distributor accounted for more than 5% of the Company's sales. Management believes the Company's broad and diverse customer base provides it with the flexibility to adapt to market changes, lessens its dependence on particular distributors and reduces the impact of regional economic factors.

     To support sales and marketing efforts, the Company produces demonstrator models that are used by the Company's sales representatives and distributors. To increase exposure to its products, the Company also has served as the official recovery team for many automobile racing events, including the Daytona, Talladega, Atlanta and Darlington NASCAR races, the Grand Prix in Miami, Suzuka in Japan, the IMSA "24 Hours at Daytona" and Molson Indy races, among others.

     The Company routinely responds to requests for proposals or bid invitations in consultation with its local distributors. The Company has been selected by the United States General Services Administration as an approved source for certain federal and defense agencies. The Company intends to continue to pursue government contracting opportunities.

     The towing and recovery equipment industry places heavy marketing emphasis on product exhibitions at national and regional trade shows. In order to focus its marketing efforts and to control marketing costs, the Company has reduced its participation in regional trade shows and now concentrates its efforts on five of the major trade shows each year. The Company works with its distributor network to concentrate on various regional shows.

     FINANCIAL SERVICES

     The Company's Financial Services Group commenced operations in September 1996 to provide financial services to towing and recovery equipment distributors and towing service companies. The Company initially offered floor plan financing to distributors and purchase and lease financing to towing service operators.

     In April 1997, the Company entered into a strategic alliance with Associates Commercial Corporation to jointly market financing of the Company's products. Under the exclusive arrangement, the Company, through its owned and independent distributors, originates lease and loan financing for its end-customers, and Associates provides the financing and servicing of the leases and loans. In return for the Company's marketing activities, Associates pays a fee based on amounts financed.

     The Company expects to capitalize on its strong existing relationships with its distributors and their customers and its reputation for reliable service to develop the Financial Services
Group.

     PRODUCT WARRANTIES AND INSURANCE

     The Company offers a 12-month limited manufacturer's product and service warranty on its wrecker and car carrier products.
The Company's warranty generally provides for repair or replacement of failed parts or components. Warranty service is usually performed by the Company or an authorized distributor. Due to its emphasis on quality production, the Company's warranty expense in fiscal 1997 averaged less than 1% of net sales. Management believes that the Company maintains adequate general liability and product liability insurance.


     BACKLOG

     The Company produces virtually all of its products to order. The Company's backlog is based upon customer purchase orders that the Company believes are firm. The level of backlog at any particular time, however, is not an appropriate indicator of the future operating performance of the Company. Certain purchase orders are subject to cancellation by the customer upon notification. Given the Company's production and delivery schedules, as well as the recent plant expansions, management believes that the current backlog represents less than three months of production.

TOWING SERVICES - ROADONE

     In February 1997, the Company formed its towing service subsidiary, RoadOne, to begin building a national towing service network. With the acquisition of 50 towing service companies through the second quarter of fiscal 1998, RoadOne has become the nation's largest towing service company. The newly acquired operations are located in Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, Texas and Washington. RoadOne's corporate offices are located in Chattanooga, Tennessee.

     Historically, the towing service industry has been highly fragmented, with an estimated 30,000 professional towing operators in the United States, many of whom are undercapitalized local operators with no viable means of realizing independently the economic value they have created for their businesses. As the Company continues to pursue the acquisition of towing service companies, management believes that these owned companies, along with affiliations established with other professional towing operations, will form an organization capable of offering commercial industries, as well as the general public, consistent, high quality service across the nation. The Company's strategy is to build brand loyalty among towing service customers by emphasizing consistently high quality and dependable service from multiple locations over a broad geographic area. The Company expects to market these services to organizations with widely dispersed fleets of vehicles that would benefit from a single source provider.

     The Company intends to acquire a significant number of additional towing service operators. The Company has targeted professional towers, and generally seeks operators who have good reputations in their markets and solid management willing to continue in the employment of the Company after the acquisition. As of December 15, 1997, the Company had acquired 53 towing service operators, and had entered into letters of intent to acquire 19 additional towing service operators. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others.

     In order to offer a nationwide towing service, the Company is establishing an affiliate program under which independent professional towers who meet the Company's criteria will provide

towing services under the RoadOne name as "affiliates." RoadOne affiliates will be offered many of the benefits of Miller-owned companies, such as product rebates, lower costs for financing and insurance, quantity buying advantages, national marketing strength and driver training. The Company's intention is eventually to sign agreements with a large number of RoadOne affiliates across the United States.

COMPETITION

     The towing and recovery equipment manufacturing industry is highly competitive for sales to distributors and towing operators. Management believes that competition in the towing and recovery equipment industry is a function of product quality and innovation, reputation, technology, customer service, product availability and price. The Company competes on the basis of each of these criteria, with an emphasis on product quality and innovation and customer service. Management also believes that a manufacturer's relationship with distributors is a key component of success in the industry. Accordingly, the Company has invested substantial resources and management time in building and maintaining strong relationships with distributors. Management also believes that the Company's products are regarded as high quality within their particular price points. The Company's marketing strategy is to continue to compete primarily on the basis of quality and reputation rather than solely on the basis of price, and to continue to target the growing group of professional towing operators who as end-users recognize the quality of the Company's products.

     Traditionally, the capital requirements for entry into the towing and recovery manufacturing industry have been relatively low. Management believes a manufacturer's capital resources and access to technological improvements have become a more integral component of success in recent years. Accordingly, management believes that the Company's ownership of patents on certain of the industry's leading technologies has given it a competitive advantage. Certain of the Company's competitors may have greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than the Company.

     Historically, the towing service industry has been highly fragmented, with an estimated 30,000 professional towing operators in the United States. The Company believes that its consolidation of a number of these companies will give it brand loyalty among towing service customers through an emphasis on consistently high quality and dependable service from multiple locations over a broad geographic area. The Company expects to market these services to organizations with widely dispersed fleets of vehicles that would benefit from a single source provider. However, the size of the towing service industry will mean that the Company's operations will face continued competition from many operators across the country. These operators could be consolidated by other individuals or entities, or they could enter into affiliate relationships with other companies. In addition, the Company's entry into the towing service industry presents the risk that its new business could be viewed as being in competition with other customers of the Company.

PATENTS AND TRADEMARKS

     The development of the underlift parallel linkage and L-arms in 1982 is considered one of the most innovative developments in the wrecker industry in the last 25 years. This technology is significant primarily because it allows the damage-free towing of newer aerodynamic vehicles made of lighter weight materials. Patents for this technology were granted to an operating subsidiary of the Company in 1987 and 1989. These patents expire in mid-year 2004. This technology, particularly the L-arm device, is used in a majority of the commercial wreckers today. Management believes that utilization of such devices without a license is an infringement of the Company's patents. Recently, the Company successfully litigated an infringement suit in which the jury verdict confirmed the validity of the Company's patents on this technology, and successfully settled an infringement action it brought against another manufacturer. The Company also holds a number of other utility and design patents covering other products, including the "Eagle-Claw" hook up system, the Vulcan "scoop" wheel-retainer and the car carrier anti-tilt device. The Company has also obtained the rights to use and develop certain technologies owned or patented by others.

     The Company's trademarks "Century," "Holmes," "Champion," "Challenger," "Formula I," "Eagle Claw SelfLoading Wheellift," "Pro Star," "Street Runner" and "Vulcan," among others, are registered with the United States Patent and Trademark Office. The Company has applied for trademark registration of "RoadOne," as well as other marks. Management believes that the Company's trademarks are well-recognized by dealers, distributors and end-users in their respective markets and are associated with a high level of quality and value.

EMPLOYEES

     At August 31, 1997, the Company employed approximately 3,000 people, including approximately 2,000 employees at RoadOne. None of the Company's employees is covered by a collective bargaining agreement, though its employees in France and England have certain similar rights provided by their respective government's employment regulations. The Company considers its employee relations to be good.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Management believes that the Company is in substantial compliance with all applicable federal, state and local provisions relating to the protection of the environment. The costs of complying with environmental protection laws and regulations has not had a material adverse impact on the Company's financial condition or results of operations in the past and is not expected to have a material adverse impact in the future.

     The Company is also subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act which regulates the description of warranties on products. The description and substance of the Company's warranties are also subject to a variety of federal and state laws and regulations applicable to

the manufacturing of vehicle components. Management believes that continued compliance with various government regulations will not materially affect the operations of the Company.

     The Financial Services Group is subject to regulation under various federal, state and local laws which limit the interest rates, fees and other charges that may be charged by it or prescribe certain other terms of the financing documents that it enters into with its customers. Management believes that the additional administrative costs of complying with these regulations will not materially affect the operations of the Company.

DESCRIPTION OF PROPERTY

     The Company operates three manufacturing facilities in the United States. The facilities are located in (i) Ooltewah, Tennessee, (ii) Hermitage, Pennsylvania, and (iii) Greeneville, Tennessee. The Ooltewah plant, containing approximately 150,000 square feet, produces light and heavy duty wreckers; the Hermitage plant, containing approximately 95,000 square feet, produces car carriers; and the Greeneville plant, which was acquired in January 1997, and contains approximately 100,000 square feet, primarily produces car carriers.

     The Company operates two foreign manufacturing facilities located in the Lorraine region of France, which contain, in the aggregate, approximately 100,000 square feet, and one in Norfolk, England, which contains approximately 22,500 square feet.

     The Company recently added 22,500 square feet of production capacity at its Hermitage facility and approximately 15,000 square feet at the Ooltewah facility. Management believes that these plant expansions, together with the new car carrier manufacturing facility and additional training of personnel, will allow the Company to increase production to meet anticipated demand for its products.

     In connection with its acquisition of 53 towing service companies, the Company has acquired or entered into leases for property at over 120 locations in 20 states. These facilities are utilized as offices for administrative and dispatch operations, garages for repair and upkeep of towing vehicles, and lots for storage and impounding of towed cars. RoadOne's corporate offices are housed in 2,000 square feet of leased space in Chattanooga, Tennessee.

     In connection with its acquisition of 10 towing equipment distribution companies, the Company has acquired or entered into leases for property at 12 locations in seven states and two Canadian provinces. These facilities are used for various distribution operations.

LEGAL PROCEEDINGS

     During September, October and November 1997, five lawsuits were filed by certain persons who seek to represent a class of shareholders who purchased shares of the Company's common stock during the period from either October 15 or November 6, 1996 to September 11, 1997. Four of the suits were filed in the United States District Court for the Northern District of Georgia, and

the remaining one was filed in the Chancery Court of Hamilton County, Tennessee. In general, the individual plaintiffs in all of the cases allege that they were induced to purchase shares of the Company's common stock on the basis of allegedly actionable misrepresentations or omissions about the Company and its business and, as a result were thereby damaged. Four of the complaints assert claims under Sections 10(b) and 20 of the Securities Act of 1934. The remaining complaint asserts claims under Tennessee Code Sections 48-2-121 and 122. The complaints name as the defendants the Company and various of its present and former directors and officers. The plaintiffs in three of the actions which involved claims in Federal Court under the Securities Exchange Act of 1934 have stated their intention to consolidate those actions. Motions to dismiss have been or soon will be filed in each of the cases. The Company denies liability and intends to vigorously defend these actions.

     In addition to the shareholder litigation described above, the Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.

                         USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that the Company may issue from time to time in connection with proposed acquisitions by the Company or one or more of its subsidiaries. The Company will not receive any proceeds from these offerings other than the value of the businesses or properties acquired by the Company or one or more of its subsidiaries in the proposed acquisitions.

              MARKET FOR REGISTRANT'S COMMON EQUITY
                 AND RELATED STOCKHOLDER MATTERS

     The Registrant's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MLR." The following table sets forth the quarterly range of high and low sales prices for the Common Stock for the period from May 1, 1995 through October 31, 1997. The following prices have been adjusted to reflect a 3-for-2 stock split effected in April 1996, a 2-for-1 stock split effected in September 1996, and a 3-for-2 stock split effected in December, 1996, each in the form of a stock dividend.

                                                                                             High        Low
                                                                                            -----------------
FISCAL YEAR ENDED APRIL 30, 1996
    First Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 4.31     $ 3.67
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 4.56     $ 3.61
    Third Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 6.44     $ 4.42
    Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $10.29     $ 5.83
FISCAL YEAR ENDED APRIL 30, 1997
    First Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $12.17     $ 8.50
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $17.33     $11.00
    Third Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $22.88     $14.67
    Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $21.63     $ 9.75
FISCAL YEAR ENDED APRIL 30, 1998
    First Quarter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $17.63      $11.88
    Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $18.25      $ 8.75

         The approximate number of holders of record and beneficial owners of Common Stock as of December 12, 1997 was 1,758 and 9,000, respectively.

     The Company has never declared cash dividends on the Common Stock. The Company intends to retain its earnings to finance the expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon such factors as earnings, capital requirements, the Company's financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. The payment of dividends by the Company is restricted by its revolving credit facility.

                         SELECTED FINANCIAL DATA

     The following table sets forth the selected consolidated financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and Notes thereto. The selected consolidated financial data for the years ended April 30, 1997, 1996 and 1995 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the year ended July 31, 1993, the nine months ended April 30, 1994, the twelve months ended April 30, 1994 and for the six months ended October 31, 1997 and October 31, 1996 have been derived from the unaudited consolidated financial statements of the Company which in the opinion of management, include all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations of the Company for those periods.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                   SELECTED CONSOLIDATED FINANCIAL DATA

                                                Six                                                Twelve       Nine
                                               Months                                              Months      Months        Year
                                               Ended                                               Ended       Ended        Ended
                                             October 31              Years ended April 30         April 30,   April 30,    July 31,
                                           ---------------        ---------------------------     ---------   ---------    --------
                                           1997        1996       1997        1996       1995       1994<F1>     1994<F2>     1993
                                           ----        ----       ----        ----       ----       -------      ----         ----
                                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
Statements of Income Data:
Net Sales . . . . . . . . . . . . . . .$  180,080  $ 135,024   $ 292,394   $ 180,463  $ 139,779   $  94,601   $ 74,192   $ 71,554
Costs and expenses:
   Cost of operations   . . . . . . . .   143,450    111,756     238,625     148,490    113,439      72,985     57,306     54,751
   Selling, general and administrative
     expenses  . . . . . . . . . . . .     20,469     13,090      29,740      17,629     14,750      15,273     11,508     13,188
   Merger related expenses  . . . . . .     ---        ---           452       ---        ---         ---        ---        ---
   Restructuring Costs                      4,100      ---         ---         ---        ---         ---        ---        ---
   Interest expense, net  . . . . . . .       700        257         620         209        370         409        338        311
                                        ---------   --------    --------    --------   --------    --------    -------    -------
Total costs and expenses  . . . . . . . . 168,719    125,103     269,437     166,328    128,559      88,667     69,152     68,250
Income before income taxes,
   extraordinary gain and cumulative
   effect of accounting change  . . . .    11,361      9,921      22,957      14,135     11,220       5,934      5,040      3,304
Provision for income taxes  . . . . . . .   4,265      3,548       8,436       5,108      3,736       1,644      1,620        100
                                        ---------   --------    --------    --------   --------    --------    -------    -------
Income before extraordinary gain and
   cumulative effect of accounting
   change   . . . . . . . . . . . . . .     7,096      6,373      14,521       9,027      7,484       4,290      3,420      3,204
Extraordinary gain on debt retirement
   (less applicable income tax of $175
   in 1995 and $26 in 1994)   . . . . .      ---        ---         ---         ---         288       1,143      1,143        ---
Cumulative effect of change in
   accounting for income taxes  . . . .      ---        ---         ---         ---         ---         781        781        ---
Net income  . . . . . . . . . . . . . . .   7,096      6,373      14,521       9,027      7,772       6,214      5,344      3,204
Preferred stock dividends . . . . . . . .    ---        ---         ---         ---         ---         (66)       (38)      (111)
                                        ---------   --------    --------    --------   --------    --------    -------    -------

Net income available for common
   stockholders   . . . . . . . . . . .$    7,096  $   6,373   $  14,521   $   9,027  $   7,772   $   6,148   $  5,306   $  3,093
                                        =========   ========    ========    ========   ========    ========    =======    =======
Net income per common share(3):
  Before extraordinary gain and
     cumulative effect of accounting
     change  . . . . . . . . . . . . . $     0.15  $    0.16   $    0.35   $    0.26  $    0.25   $    0.20   $   0.16   $   0.15
                                        =========   ========    ========    ========   ========    ========    =======    =======

  Extraordinary gain on debt retirement     ---        ---          ---        ---         0.01        0.05       0.05        ---
  Cumulative effect of change in
    accounting for income taxes   . .       ---        ---          ---        ---         ---         0.04       0.04        ---
                                        ---------   --------    --------    --------   --------    --------    -------    -------
                                       $     0.15  $    0.16   $    0.35   $    0.26  $    0.26        0.29       0.25   $   0.15
                                        =========   ========    ========    ========   ========    ========    =======    =======
Weighted average number of common
  and common equivalent shares
  outstanding  . . . . . . . . . . . .     45,988     39,485      41,454      34,102     29,428      21,072     21,072     21,072
                                        =========   ========    ========    ========   ========    ========    =======    =======
BALANCE SHEET DATA (AT PERIOD END):
Working capital . . . . . . . . . . . .$   67,876  $  55,794   $  61,980   $  52,438  $  19,011   $   ---     $  9,382   $  2,361
Total assets  . . . . . . . . . . . . . . 245,728    141,586     215,297     123,978     66,018       ---       42,156     31,704
Long-term debt, less current portion  . .  32,619     10,390      11,282       9,335      5,171       ---       17,848     12,746
Cumulative redeemable preferred stock . .    ---       ---         ---         ---        ---         ---        4,094      4,094
Common shareholders' equity (deficit) . . 157,319     81,564     138,783      71,913     32,320       ---        2,443       (201)

<F1>  The twelve month period ended April 30, 1994 is presented for comparison only.
<F2>  In connection with the reorganization preceding the initial public offering, the Company adopted an April 30 year end.


                                   - 23-

<F3>  Net income per common share and the weighted average number of common and common equivalent shares outstanding are computed after giving retroactive effect to the 3-for-2 stock split effected on April 12, 1996, the 2-for-1 stock split effected on September 30, 1996, the 3-for-2 stock split effected on December 30, 1996, and the issuance of 18,472,500 shares of common stock in connection with the reorganization in April 1994.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS


     The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Condensed Consolidated Financial Statements and Notes thereto and the Consolidated Financial Statements and Notes thereto -- appearing elsewhere in this Prospectus.


GENERAL

     Under the Company's accounting policies, sales are recorded when equipment is shipped to independent distributors or other customers. While the Company manufactures only the bodies of wreckers, which are installed on truck chassis manufactured by third parties, the Company sometimes purchases the truck chassis for resale to its customers. Sales of Company-purchased truck chassis are included in net sales. Revenue from Company owned distributors is recorded at the time equipment is shipped to customers or services are rendered. The towing services division recognizes revenue at the time services are performed. Margins are substantially lower on completed recovery vehicles containing Company-purchased chassis because the markup over the cost of the chassis is nominal.

     The Company's net sales have historically been lower in its first quarter when compared to the prior quarter due in part to decisions by purchasers of light duty wreckers to defer wrecker purchases near the end of the chassis model year. The Company's net sales have historically been relatively stronger in its fourth quarter due in part to sales made at the largest towing and recovery equipment trade show.

RECENT DEVELOPMENTS

     As more fully discussed in Note 4 to the unaudited Condensed Consolidated Financial Statements, during the six months ended October 31, 1997, the Company acquired a total of twenty one towing service companies and four towing equipment distributors.

     Subsequent to the end of the quarter and as more fully discussed in Note 7 to the unaudited Condensed Consolidated Financial Statements, the Company has closed three additional acquisitions of towing service companies and has executed letters of intent to acquire 19 additional towing service companies.

     Also, subsequent to the end of the quarter and as more fully discussed in Note 7 to the unaudited Condensed Consolidated Financial Statements, the Company announced its acquisition of Chevron, Inc. a manufacturer of towing and recovery equipment. The consideration paid for all the outstanding shares of Chevron was approximately $10 million in cash.

     As more fully discussed in Note 6 to the unaudited Condensed Consolidated Financial Statements, in September 1997, the Company announced its intention to further consolidate its domestic wrecker production at its Ooltewah, Tennessee facility. The consolidation entailed the closure of the Olive Branch, Mississippi facility with the relocation of wrecker production to

Ooltewah. The consolidation resulted in a one-time pre-tax charge of $4.1 million in the second quarter.

RESULTS OF OPERATIONS

      RESULTS OF OPERATIONS--THREE MONTHS ENDED OCTOBER 31, 1997
COMPARED TO THREE MONTHS ENDED OCTOBER 31, 1996

     Net sales for the three months ended October 31, 1997, increased 27.9% to $94.7 million from $74.1 million for the comparable period in 1996. The increase in net sales was primarily the result of higher sales from the manufacturing operations and the inclusion since the acquisition dates during the quarter ended October 31, 1997 of sales from the towing services companies acquired via purchase transactions.

     Costs of operations for the three months ended October 31, 1997, increased 24.1% to $76.2 million from $61.4 million for the comparable period in 1996. Cost of operations as a percentage of
net sales decreased to 80.5% from 83.0%.   This reduction was
primarily a result of the Company's towing services division, which generally has a lower level of operating costs than the manufacturing and distribution divisions, accounting for a higher proportion of revenues in the quarter ended October 31, 1997.

     Selling, general and administrative expenses for the three months ended October 31, 1997, increased 44.9% to $10.3 million from $7.1 million for the comparable period in 1996. As a percentage of sales, selling, general and administrative expenses increased from 9.6% to 10.8%. The increase was primarily a result of the Company's towing services division, which generally has a higher level of selling, general and administrative costs as a percentage of sales than the manufacturing and distribution divisions.

     During the second quarter of fiscal 1998, the Company recorded a one-time pretax charge of $4.1 million for the Olive
Branch, Mississippi facility closure and consolidation of manufacturing operations.

     Net interest expense increased $0.3 million to $0.4 million for three months ended October 31, 1997 from $0.1 million for the comparable period in 1996 primarily due to increased borrowings under the Company's line of credit to fund working capital needs and additional acquisitions of towing service companies.

      RESULTS OF OPERATIONS SIX MONTHS ENDED OCTOBER 31, 1997
COMPARED TO SIX MONTHS ENDED OCTOBER 31, 1996

     Net sales for the six months ended October 31, 1997 increased 33.4% to $180.1 million from $135.0 million for the comparable period in 1996. The increase in net sales was primarily due to the result of higher sales from the manufacturing operations and the inclusion since the acquisition dates during the six months ended October 31, 1997 of sales from the distribution and towing services companies acquired via purchase transactions.

     Cost of operations increased 28.4% to $143.5 million for the six months ended October 31, 1997 from $111.8 million for the comparable period in 1996. Cost of operations as a percentage of

net sales decreased from 82.8% to 79.7%. This net decrease is attributed to the Company's towing services division, which generally has a lower level of operating costs than the manufacturing and distribution division, accounting for a higher portion of revenues for the six months ended October 31, 1997.

     Selling, general and administrative expenses increased 56.4% to $20.5 million for the six months ended October 31, 1997 from $13.1 million for the comparable period of 1996. As a percentage of sales, selling general and administrative expenses increased from 9.7% to 11.4%. The increase related primarily to the Company's towing services division, which generally has a higher level of selling, general and administrative costs as a percent of sales than the manufacturing and distribution divisions.

     During the second quarter of fiscal 1998, the Company recorded a one-time pretax charge of $4.1 million for the Olive
Branch, Mississippi facility closure and consolidation of manufacturing operations.

     Net interest expense increased $0.4 million to $0.7 million for the six months ended October 31, 1997 from $0.3 million for the six months ended October 31, 1996 primarily due to increased borrowings under the Company's line of credit to fund working capital needs and additional acquisitions of distributors and towing service companies.

   YEAR ENDED APRIL 30, 1997 COMPARED TO YEAR ENDED APRIL 30,
1996

     Net sales for the year ended April 30, 1997 increased 62.0 % to $292.4 million from $180.5 million for the comparable period in 1996. The increase in net sales was primarily the result of
(i) higher unit sales in all of the Company's manufacturing product lines, (ii) the inclusion for a full year of sales of the two European manufacturing operations acquired in January and April 1996, (iii) the inclusion since the acquisition dates in fiscal 1997 of sales from the distributors and towing service companies acquired via purchase transactions, (iv) a higher level of sales by the Company-owned distributors and the towing service companies acquired in fiscal 1997 in pooling-of-interests transactions and, (v) an increase in sales of truck chassis sold by the domestic manufacturing operations to third parties.

     Costs of operations as a percentage of net sales decreased slightly to 81.6% for the year ended April 30, 1997 from 82.3% for the comparable prior year period. This reduction was primarily a result of the Company's towing service division, which generally has a lower level of operating costs than the manufacturing and distribution division, accounting for a higher proportion of revenue in fiscal 1997.

     Selling, general and administrative expenses for fiscal 1997 increased 68.7% to $29.7 million from $17.6 million for the comparable period of fiscal 1996. The increase was due primarily to the impact of the significant expansion of the Company's business referred to above and to incremental resources added to support the Company's growth. As a percentage of net sales, selling, general and administrative expenses increased slightly from 9.8% in fiscal 1996 to 10.2% in fiscal 1997 primarily as a result of the Company's towing services division, which generally has a higher level of selling, general and administrative costs than the manufacturing and distribution division.

     Net interest expense for fiscal 1997 increased $.4 million to $.6 million from $.2 million for fiscal 1996 primarily due to interest expense of the businesses acquired in fiscal 1997 exceeding the interest income from the investment of available cash balances.

     The effective rate of the provision for income taxes was 36.7% for fiscal 1997 and 36.1% for fiscal 1996.

   YEAR ENDED APRIL 30, 1996 COMPARED TO YEAR ENDED APRIL 30,
1995

     Net sales for the year ended April 30, 1996 increased 29.1 % to $180.5 million from $139.8 million for the comparable period in 1995. The increase in net sales was primarily the result of
(i) higher unit sales in all of the Company's manufacturing product lines, (ii) the inclusion of sales in fiscal 1996 of sales of Jige Lohr following its acquisition in January 1996,
(iii) a higher level of sales by the Company-owned distributors and the towing service companies acquired in fiscal 1997 in pooling-of-interests transactions and, (iv) an increase in sales of truck chassis sold by the domestic manufacturing operations to third parties.

     Costs of operations as a percentage of net sales increased slightly to 82.3% for the year ended April 30, 1996 from 81.2% for the comparable prior year period due primarily to the impact of truck chassis cost of sales being at a higher relative level in fiscal 1996 than in fiscal 1995.

     Selling, general and administrative expenses for fiscal 1996 increased 19.5% to $17.6 million from $14.8 million for the comparable period of fiscal 1995. The increase was due primarily to the impact of higher expenses in the towing service companies accounted for using the pooling-of-interests method of accounting, higher commission expenses resulting from higher sales, and higher general and administrative expenses incurred to support the increased sales and the Company's fiscal 1996 acquisitions. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 9.8% in fiscal 1996 from 10.6% in fiscal 1995.

     Net interest expense for fiscal 1996 decreased $.2 million to $.2 million from $.4 million for fiscal 1995 primarily due to the investment of cash generated from the January 1996 stock offering.

     The effective rate of the provision for income taxes was 36.1% for fiscal 1996 and 33.3% for fiscal 1995. The increase was due primarily to the higher level of taxes incurred in fiscal 1996 by the towing service companies accounted for using the pooling-of-interests method of accounting.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements are for working capital, debt service, and capital expenditures. The Company has financed its operations and growth from internally generated funds and debt financing and, since August 1994, in part from the

proceeds from its initial public offering and its subsequent public offerings completed in January 1996 and November 1996. The net proceeds of the public offerings were used to repay long-term debt, including that of acquired companies, redeem cumulative preferred stock of a wholly owned subsidiary, increase working capital, provide funds for capital expenditures, acquire businesses, and for other general corporate purposes.

     Cash flows used in operating activities were $10.2 million for the six month period ended October 31, 1997 as compared to $9.7 million for the comparable period of 1996. Cash used in operating activities was $11.0 million for the year ended April 30, 1997 as compared to $1.6 million provided by operations for the comparable period of 1996. The cash used in operating activities in fiscal 1997 and the first six months of fiscal 1998 was primarily for the purpose of supporting the growth of the business in both manufacturing and distribution.

     Cash used in investing activities was $10.8 million for the six month period ended October 31, 1997 compared to $18,000 provided by investing activities for the comparable period in 1996. Cash used in investing activities was $22.9 million for the year ended April 30, 1997 compared to $13.6 million for the year ended April 30, 1996. The cash used in investing activities was primarily for the acquisition of companies and for capital expenditures, including the acquisition of a car carrier production plant in fiscal 1997, and equipment purchases.

     Cash provided by financing activities was $14 million for the six month period ended October 31, 1997 compared to $2.2 million used in financing activities for the comparable period in the prior year. The cash was provided primarily by borrowing under the Company's lines of credit. Cash provided by financing activities was $17.3 million for the year ended April 30, 1997 compared to $33.3 million for the comparable period in 1996. In November 1996, the Company completed a public offering of its Common Stock which resulted in net proceeds after underwriting discounts and offering expenses of $29.2 million. The net proceeds were used to repay debt, including that of acquired companies, purchase a car carrier production plant in January 1997, for other capital expenditures, for working capital, for the acquisition of companies, and for other general corporate purposes.

     The Company has a $50 million unsecured revolving credit facility with NationsBank of Tennessee, N.A. (the "Credit Facility"). Borrowings under the Credit Facility bear interest at a rate equal to the 30-day LIBOR rate plus 0.8%. At October 31, 1997, $24.7 million was outstanding under the Credit Facility.
In December 1997, the Company increased its borrowing capacity under the Credit Facility from $50 million to $60 million. The Credit Facility imposes restrictions on the Company with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures, and the payment of dividends.

     The Company is currently increasing the capacity of its plant in Ooltewah, Tennessee. In January 1997 the Company purchased a car carrier manufacturing facility in Greeneville, Tennessee and is currently increasing its capacity. Capital expenditures remaining for these expansions and additional equipment are expected to be approximately $2.0 million. The

Company has expended approximately $6.5 million for the purchase of companies during the six months ended October 31, 1997. Excluding the capital commitments set forth above, the Company has no other pending material capital commitments. The Company believes that cash on hand, cash flows from operations and unused borrowing capacity under the Credit Facility will be sufficient to fund its operating needs, capital expenditures and debt service requirements for the next fiscal year. Management continually evaluates potential strategic acquisitions. Although the Company believes that its financial resources will enable it to consider potential acquisitions, additional debt or equity financing may be necessary. No assurance in this regard can be given, however, since future cash flows and the availability of financing will depend on a number of factors, including prevailing economic conditions and financial, business and other factors beyond the Company's control.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted and upon initial application, all prior period EPS data is required to be restated. The adoption of SFAS No. 128 will not have a material effect on the Company's EPS amounts.

                          LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares offered hereby will be passed upon by Kilpatrick Stockton
LLP, Atlanta, Georgia.

                             EXPERTS

     The financial statements included in or incorporated by reference in this prospectus or elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                              INDEX
                                                                    Page Number
Description                                                          In Report

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants................................   F-1
Consolidated Balance Sheets as of April 30, 1997 and 1996...............   F-2
Consolidated Statements of Income for the years ended
   April 30, 1997, 1996, and 1995.......................................   F-3
Consolidated Statements of Shareholders' Equity for the years
   ended April 30, 1997, 1996, and 1995.................................   F-4
Consolidated Statements of Cash Flows for the years ended
   April 30, 1997, 1996, and 1995.......................................   F-5
Notes to Consolidated Financial Statements..............................   F-6


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Balance Sheets as of
   October 31, 1997 and April 30, 1997..................................   F-17

Condensed Consolidated Statements of Income
   for the Three Months and Six Months Ended
   October 31, 1997 and 1996............................................   F-18

Condensed Consolidated Statements of Cash Flows
   for the Six Months Ended October 31, 1997 and 1996...................   F-19

Notes to Condensed Consolidated Financial
   Statements...........................................................   F-20

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Miller Industries, Inc.:


     We have audited the accompanying consolidated balance sheets of MILLER INDUSTRIES, INC. (a Tennessee corporation) AND SUBSIDIARIES as of April 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Industries, Inc. and subsidiaries as of April 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1997 in conformity with generally accepted accounting principles.

                                        Arthur Andersen LLP

Chattanooga, Tennessee
July 15, 1997 (except with respect to the matter discussed in Note 17, as to which the date is September 24, 1997)

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS

                     April 30, 1997 and 1996
                (In thousands, except share data)

                                                                                 1997           1996
                                                                                 ----           ----
                                    A S S E T S
CURRENT ASSETS:
    Cash and temporary investments  . . . . . . . . . . . . . . . . . . . .   $   8,508       $ 25,117
    Accounts receivable, net of allowance for doubtful
       accounts of $1,774 and $1,265 in 1997 and 1996, respectively   . . .      49,844         33,650
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      60,574         32,432
    Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . .       4,541          1,485
    Prepaid expenses and other  . . . . . . . . . . . . . . . . . . . . . .       1,885          1,614
                                                                              ---------       --------
           Total current assets . . . . . . . . . . . . . . . . . . . . . .     125,352         94,298
PROPERTY, PLANT, AND EQUIPMENT, net . . . . . . . . . . . . . . . . . . . .      49,171         23,309
GOODWILL, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      36,916          5,107
PATENTS, TRADEMARKS, AND OTHER PURCHASED PRODUCT
    RIGHTS, net   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         908            976

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,950            288
                                                                              ---------       --------
                                                                              $ 215,297       $123,978
                                                                              =========       ========
  L I A B I L I T I E S  A N D  S H A R E H O L D E R S '  E Q U I T Y

CURRENT LIABILITIES:
    Current portion of long term obligations  . . . . . . . . . . . . . . .  $    4,479     $    1,414
    Line of credit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .           0          1,301
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . .      38,548         28,017
    Accrued liabilities and other   . . . . . . . . . . . . . . . . . . . .      20,345         11,128
                                                                              ---------       --------
           Total current liabilities  . . . . . . . . . . . . . . . . . . .      63,372         41,860
                                                                              ---------       --------
LONG TERM OBLIGATIONS, less current portion . . . . . . . . . . . . . . . .      11,282          9,335
                                                                              ---------       --------
DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,860            870
                                                                              ---------       --------
COMMITMENTS AND CONTINGENCIES (Notes 3, 7, 8 and 10)
SHAREHOLDERS' EQUITY:
    Preferred stock, $.01 par value; 5,000,000 shares authorized,
       none issued or outstanding   . . . . . . . . . . . . . . . . . . . .           0              0
    Common stock, $.01 par value; 100,000,000 shares authorized, 42,480,202 and 37,312,478 shares issued and outstanding at 1997 and 1996,
       respectively   . . . . . . . . . . . . . . . . . . . . . . . . . . .         425            373
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . .     110,773         54,808
    Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . .      28,027         16,749
    Cumulative translation adjustment   . . . . . . . . . . . . . . . . . .        (442)           (17)
                                                                              ---------       --------
           Total shareholders' equity . . . . . . . . . . . . . . . . . . .     138,783         71,913
                                                                              ---------       --------
                                                                              $ 215,297       $123,978
                                                                              =========       ========

The accompanying notes are an integral part of these consolidated balance sheets.

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME

           For the Years Ended April 30, 1997, 1996, and 1995
                  (In thousands, except per share data)

                                                                       1997             1996             1995
                                                                    ---------        ---------        ---------
NET SALES . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 292,394        $ 180,463        $ 139,779
                                                                      -------          -------          -------
COSTS AND EXPENSES:
    Costs of operations   . . . . . . . . . . . . . . . . . . .       238,625          148,490          113,439
    Selling, general, and administrative expenses   . . . . . .        29,740           17,629           14,750
    Merger related expenses   . . . . . . . . . . . . . . . . .           452                0                0
    Interest expense, net   . . . . . . . . . . . . . . . . . .           620              209              370
                                                                      -------          -------          -------
         Total Costs and Expenses . . . . . . . . . . . . . . .       269,437          166,328          128,559
                                                                      -------          -------          -------
INCOME BEFORE INCOME TAXES AND
    EXTRAORDINARY GAIN  . . . . . . . . . . . . . . . . . . . .        22,957           14,135           11,220
PROVISION FOR INCOME TAXES  . . . . . . . . . . . . . . . . . .         8,436            5,108            3,736
                                                                      -------          -------          -------
INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . . . . . . . . . .        14,521            9,027            7,484
EXTRAORDINARY GAIN ON DEBT RETIREMENT
    (less applicable income taxes of $175)  . . . . . . . . . .             0                0              288
                                                                      -------          -------          -------
NET INCOME    . . . . . . . . . . . . . . . . . . . . . . . . .     $  14,521        $   9,027        $   7,772
                                                                      =======          =======          =======
NET INCOME PER SHARE:
    Before extraordinary gain on debt retirement  . . . . . . .     $    0.35        $    0.26        $    0.25
    Extraordinary gain on debt retirement   . . . . . . . . . .          0.00             0.00             0.01
                                                                      -------          -------          -------
                                                                    $    0.35        $    0.26        $    0.26
                                                                      =======          =======          =======
WEIGHTED AVERAGE COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING   . . . . . . . . . . . . .  .       41,454           34,102           29,428
                                                                      =======          =======          =======

The accompanying notes are an integral part of these consolidated statements.

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            For The Years Ended April 30, 1997, 1996, and 1995
                   (In thousands, except share data)

                                                             Additional  Cumulative
                                                     Common   Paid-In     Retained      Translation
                                                     Stock    Capital     Earnings       Adjustment      Total
                                                     -----   ---------   ----------     -----------      -----
BALANCE, April 30, 1994 . . . . . . . . . . . .     $  211    $ 1,188     $ 1,747       $      0       $  3,146
  Issuance of 10,735,314 common shares
    through initial public offering   . . . . .        107     22,103           0              0         22,210
  Unamortized restructuring credit from
    redemption of preferred stock   . . . . . .          0        694           0              0            694
  Distributions to former
    shareholders of Pooled Entities   . . . . .          0          0        (789)             0           (789)
  Net income  . . . . . . . . . . . . . . . . .          0          0       7,772              0          7,772
                                                    ------    -------      ------         ------        -------

BALANCE, April 30, 1995 . . . . . . . . . . . .        318     23,985       8,730              0         33,033
  Issuance of 5,400,000 common shares
    through a public offering   . . . . . . . .         54     30,124           0              0         30,178
  Issuance of 80,502 shares in acquisition  . .          1        614           0              0            615
  Exercise of stock options   . . . . . . . . .          0         37           0              0             37
  Other stock issuance  . . . . . . . . . . . .          0         48           0              0             48
  Distributions to former
    shareholders of Pooled Entities   . . . . .          0          0      (1,008)             0         (1,008)
  Net income  . . . . . . . . . . . . . . . . .          0          0       9,027              0          9,027
  Net translation adjustments   . . . . . . . .          0          0           0            (17)           (17)
                                                    ------    -------      ------         ------        -------

BALANCE, April 30, 1996 . . . . . . . . . . . .        373     54,808      16,749            (17)        71,913
  Exercise of stock options   . . . . . . . . .          6        540           0              0            546
  Tax benefit of exercise of stock options  . .          0        630           0              0            630
  Issuance of 1,943,028 common
    shares through a public offering  . . . . .         19     29,225           0              0         29,244
  Issuance of 2,709,503 common shares
    in acquisitions   . . . . . . . . . . . . .         27     25,570      (2,530)             0         23,067
  Distributions to former
    shareholders of Pooled Entities   . . . . .          0          0        (713)             0           (713)
  Net income  . . . . . . . . . . . . . . . . .          0          0      14,521              0         14,521
  Net translation adjustments   . . . . . . . .          0          0           0           (425)          (425)
                                                    ------    -------      ------         ------        -------
BALANCE, April 30, 1997 . . . . . . . . . . . .    $   425   $110,773     $28,027        $  (442)      $138,783
                                                    ======    =======      ======         ======        =======

The accompanying notes are an integral part of these consolidated statements.

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS

        For the Years Ended April 30, 1997, 1996 and 1995
                          (In thousands)

                                                                               1997       1996       1995
                                                                               ----       ----       ----
OPERATING ACTIVITIES:
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  14,521   $  9,027   $  7,772
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization   . . . . . . . . . . . . . . . . .          5,782      2,762      2,017
    Gain on disposals of property, plant, and equipment   . . . . . .           (170)      (161)      (130)
    Extraordinary gain on debt retirement   . . . . . . . . . . . . .              0          0       (288)
    Deferred income tax (benefit) provision   . . . . . . . . . . . .           (703)       373        140
    Changes in operating assets and liabilities:
      Accounts receivable   . . . . . . . . . . . . . . . . . . . . .        (10,385)    (9,836)    (9,894)
      Inventories   . . . . . . . . . . . . . . . . . . . . . . . . .        (20,442)    (6,857)    (9,187)
      Prepaid expenses and other  . . . . . . . . . . . . . . . . . .          1,312       (454)      (211)
      Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .         (1,124)     5,827      9,501
      Accrued liabilities and other   . . . . . . . . . . . . . . . .            200        900       (657)
      Other assets  . . . . . . . . . . . . . . . . . . . . . . . . .              0         18        (20)
                                                                            --------    -------   --------
         Net cash (used in) provided by operating activities  . . . .        (11,009)     1,599       (957)
                                                                            --------    -------   --------
INVESTING ACTIVITIES:
Purchases of property, plant, and equipment . . . . . . . . . . . . .        (11,073)   (10,407)    (4,032)
Proceeds from sales of property, plant, and equipment . . . . . . . .            297        449        165
Payment received on notes receivable  . . . . . . . . . . . . . . . .              0          0         39
Proceeds from sale of finance receivables . . . . . . . . . . . . . .         24,596          0          0
Acquisition of businesses, net of cash acquired . . . . . . . . . . .         (7,701)    (3,567)         0
Funding of finance receivables  . . . . . . . . . . . . . . . . . . .        (28,679)         0          0
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (304)       (91)      (165)
                                                                            --------    -------   --------
         Net cash used in investing activities  . . . . . . . . . . .        (22,864)   (13,616)    (3,993)
                                                                            --------    -------   --------
FINANCING ACTIVITIES:
Proceeds from issuance of common stock  . . . . . . . . . . . . . . .         29,244     30,178     22,210
Proceeds from exercise of stock options . . . . . . . . . . . . . . .            546         37          0
Net borrowings (payments) under line of credit  . . . . . . . . . . .         (5,236)      (522)     1,564
Borrowings under long term obligations  . . . . . . . . . . . . . . .          1,374      6,346      1,176
Payments on long term obligations . . . . . . . . . . . . . . . . . .         (7,365)    (1,771)   (13,219)
Redemption of preferred stock . . . . . . . . . . . . . . . . . . . .              0          0     (3,400)
Distributions to former shareholders of Pooled Entities . . . . . . .           (713)    (1,008)      (789)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (560)         0       (225)
                                                                            --------    -------   --------
         Net cash provided by financing activities  . . . . . . . . .         17,290     33,260      7,317
                                                                            --------    -------   --------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND TEMPORARY INVESTMENTS    . . . . . . . . . . . . . . . . .            (26)        (2)         0
NET INCREASE (DECREASE) IN CASH AND
  TEMPORARY INVESTMENTS   . . . . . . . . . . . . . . . . . . . . . .        (16,609)    21,241      2,367
CASH AND TEMPORARY INVESTMENTS, beginning of year . . . . . . . . . .         25,117      3,876      1,509
                                                                            --------    -------   --------
CASH AND TEMPORARY INVESTMENTS, end of  year  . . . . . . . . . . . .      $   8,508   $ 25,117   $  3,876
                                                                            ========    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash payments for interest  . . . . . . . . . . . . . . . . . . .      $   1,298   $    430   $    388
                                                                            ========    =======    =======
    Cash payments for income taxes  . . . . . . . . . . . . . . . . .      $   7,898   $  4,826   $  3,027
                                                                            ========    =======    =======

The accompanying notes are an integral part of these consolidated statements.


                               F-5

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         April 30, 1997 and 1996

1.   ORGANIZATION AND NATURE OF OPERATIONS

     Miller Industries, Inc. and subsidiaries ("the Company") is an integrated provider of vehicle towing and recovery equipment, systems and services. The principal markets for the towing and recovery equipment are independent distributors and users of towing and recovery equipment located primarily throughout the United States, Canada, Europe, Asia, and the Middle East. The
Company's products are marketed under the brand names of Century, Challenger, Holmes, Champion, Eagle, Jige, Boniface, and Vulcan.
The truck chassis on which towing and recovery equipment are installed are either purchased by the Company or provided by customers.

     The Company markets its towing and recovery services in the United States through its wholly owned subsidiary RoadOne, Inc.
("RoadOne").

     At various dates during 1997, the Company acquired certain companies in separate transactions that have been accounted for as poolings of interests. These companies are referred to collectively as the "Pooled Entities." Prior periods have been restated to include the operating results of all material pooling-of-interests transactions. See Note 3, Business
Combinations, for further discussion of these transactions.

     On August 9, 1994, the Company completed an initial public offering of 10,735,314 shares of its common stock at $2.33 per share (the "Offering"). The net proceeds of the Offering were used to repay long-term obligations, redeem cumulative preferred stock of a wholly owned subsidiary, increase working capital, and provide funds for capital additions and other general corporate purposes.

     On January 31, 1996, the Company completed a public offering of 5,400,000 shares of previously unissued common stock at $6.11 per share. The net proceeds were used to repay long-term obligations, increase working capital, and provide funds for capital additions and other general corporate purposes.

     On November 12, 1996, the Company completed a public offering of 1,943,028 shares of previously unissued common stock at $16.17 per share. The net proceeds were used to fund RoadOne acquisitions and increase working capital.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Miller Industries, Inc. and its subsidiaries.
All significant intercompany transactions and balances have been eliminated.

CASH AND TEMPORARY INVESTMENTS

     Cash and temporary investments include all cash and cash equivalent investments with original maturities of three months or less, primarily consisting of repurchase agreements.

                                F-6

             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Inventories

     Inventory costs include materials, labor, and factory overhead. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories at April
30, 1997 and 1996 consisted of the following (in thousands):

                                                                   1997             1996
                                                                   ----             ----
     Chassis  . . . . . . . . . . . . . . . . . . . . . .         $18,837        $  7,188
     Raw materials  . . . . . . . . . . . . . . . . . . .          16,257          11,505
     Work in process  . . . . . . . . . . . . . . . . . .           7,843           7,155
     Finished goods . . . . . . . . . . . . . . . . . . .          17,637           6,584
                                                                  -------        --------
                                                                  $60,574        $ 32,432
                                                                  =======        =========

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for income tax purposes. Estimated useful lives range from 20 to 30 years for buildings and improvements and 5 to 10 years for machinery and equipment and furniture, fixtures, and vehicles. Expenditures for maintenance and repairs are charged to expense as incurred.

     Property, plant, and equipment at April 30, 1997 and 1996 consisted of the following (in thousands):

                                                                     1997            1996
                                                                     ----            ----
      Land . . . . . . . . . . . . . . . . . . . . . . . .       $  3,181         $  1,852
      Buildings and improvements . . . . . . . . . . . . .         16,550           12,472
      Machinery and equipment  . . . . . . . . . . . . . .         39,302           17,439
      Furniture, fixtures, and vehicles  . . . . . . . . .          9,402            2,210
      Construction in progress . . . . . . . . . . . . . .          1,193              781
                                                                 --------         --------
                                                                   69,628           34,754
      Less accumulated depreciation  . . . . . . . . . . .        (20,457)         (11,445)
                                                                 --------         --------
      Property, plant, and equipment, net  . . . . . . . .       $ 49,171         $ 23,309
                                                                 ========         ========

NET INCOME PER SHARE

         Net income per share is calculated using the weighted average number of common and common equivalent shares outstanding.

     In April 1996, September 1996, and December 1996, the Company effected a three-for-two, a two-for-one, and a three-for-two common stock split, respectively, each in the form of a stock dividend. All historical share and per share amounts have been retroactively restated to reflect the common stock splits.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted, and upon initial application, all prior period EPS data is required to be restated. The adoption of SFAS No. 128 will not have a material effect on the Company's EPS amounts.


                               F-7-

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

GOODWILL

     Goodwill is being amortized on a straight-line basis over 40 years. The Company periodically evaluates whether events and circumstances have occurred which would indicate that the goodwill is not recoverable. Accumulated amortization of goodwill was $831,000 and $578,000 at April 30, 1997 and 1996, respectively. Amortization expense for 1997, 1996, and 1995 was $253,000, $101,000, and $100,000, respectively.

PATENTS, TRADEMARKS, AND OTHER PURCHASED PRODUCT RIGHTS

     The cost of acquired patents, trademarks, and other purchased product rights are capitalized and amortized using the straight-line method over 20 years. Total accumulated amortization of these assets at April 30, 1997 and 1996 was $315,000 and $251,000, respectively.
Amortization expense for 1997, 1996, and 1995 was $64,000, $73,000, and $64,000, respectively.

ACCRUED LIABILITIES AND OTHER

     Accrued liabilities and other consisted of the following at April 30, 1997 and 1996 (in thousands):


                                                                        1997             1996
                                                                        ----             ----
         Accrued wages, commissions, bonuses, and benefits  .       $  4,153         $  2,565
         Accrued income taxes . . . . . . . . . . . . . . . .          3,159            2,217
         Other  . . . . . . . . . . . . . . . . . . . . . . .         13,033            6,346
                                                                     -------          -------
                                                                    $ 20,345         $ 11,128
                                                                     =======          =======

PRODUCT WARRANTY

     The Company provides a one-year limited product and service warranty on certain of its products. The Company provides for the estimated cost of this warranty at the time of sale. Warranty expense for 1997, 1996, and 1995 was $1,057,000, $618,000, and $941,000, respectively.

STOCK-BASED COMPENSATION

     Effective May 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"). The Company has elected to continue to account for its stock compensation plans under APB No. 25. Pro forma disclosures of net income and net income per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied, are presented in Note 6.

CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its cash investments with high-quality financial institutions and limits the amount of credit exposure to any one institution. The Company's trade receivables are primarily from independent distributors of towing and recovery equipment, and such receivables are generally not collateralized. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

REVENUE RECOGNITION

     Revenue is recorded by the Company when equipment is shipped to independent distributors or other customers. Revenue from towing services is recognized when services are performed.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

3.   BUSINESS COMBINATIONS

     During fiscal 1996, the Company purchased all of the outstanding capital stock of two European manufacturers of towing and recovery equipment at a total purchase price of $4,641,000, consisting of $4,026,000 in cash and $615,000 (80,502 shares) of newly issued common stock. These acquisitions have been accounted for under the purchase method, and their operating results have been included in the Company's consolidated results of operations from their respective dates of acquisition. The impact of the acquisitions on consolidated pro forma net sales, net income, and net income per share as if the acquisitions had taken place at the beginning of fiscal 1995, was not significant for 1996 and 1995.

     In September 1996, the Company acquired all of the outstanding capital stock of Vulcan International, Inc. ("Vulcan"), a manufacturer of towing and recovery equipment, for $8,690,000 (761,193 shares) of newly issued common stock. The acquisition was accounted for under the pooling-of-interests method. Accordingly, prior periods have been restated to include Vulcan's operating results.

     During fiscal 1997, the Company purchased all of the outstanding capital stock of 3 distributors of towing and recovery equipment in separate transactions for an aggregate purchase price of $4,073,000 which consisted of 318,157 shares of common stock. The Company also purchased all of the outstanding common stock of 13 towing service companies in separate transactions for an aggregate purchase price of $29,239,000 which consisted of $7,479,000 in cash and $21,760,000 (1,639,491 shares)
of common stock. These acquisitions have been accounted for using the purchase method of accounting, and their operating results have been included in the Company's consolidated results of operations from the respective dates of acquisition. The financial statements reflect the preliminary allocation of purchase price as the purchase price has not been finalized for all transactions. The excess of the aggregate purchase price over the estimated fair value of assets acquired of approximately $32,062,000 has been recognized as a component of goodwill in the accompanying consolidated balance sheet at April 30, 1997.

     Also during fiscal 1997, the Company purchased all of the outstanding capital stock of an additional 3 distributors of towing and recovery equipment in separate transactions for an aggregate purchase price of $4,395,000 which consisted of 371,320 shares of common stock. The Company also purchased all of the outstanding common stock of 16 towing service companies in separate transactions for an aggregate purchase price of $28,053,000 which consisted of $250,000 in cash and $27,803,000 (2,217,680 shares) of common stock. These acquisitions were accounted for using the pooling-of-interests method of accounting. Prior periods have been restated to include the operating results of all material pooling-of-interests transactions.

     The impact of the restatement for the Pooled Entities on the consolidated results of operations of the Company for 1996 and 1995 is as follows (in thousands):

                                                           1997            1996             1995
                                                           ----            ----             ----
Net sales:
  As previously reported  . . . . . . . . . . . .        $182,741      $  125,706        $  94,722
  Pooled Entities   . . . . . . . . . . . . . . .         109,653          54,757            45,057
      As restated   . . . . . . . . . . . . . . .        $292,394      $  180,463        $  139,779
Income before extraordinary gain:
  As previously reported  . . . . . . . . . . . .        $ 10,416       $   7,793        $   5,406
  Pooled Entities   . . . . . . . . . . . . . . .           4,105           1,234            2,078
      As restated   . . . . . . . . . . . . . . .        $ 14,521       $   9,027        $   7,484

Net income:
  As previously reported  . . . . . . . . . . . .        $ 10,416       $   7,793        $   5,694
  Pooled Entities   . . . . . . . . . . . . . . .           4,105           1,234            2,078
      As restated   . . . . . . . . . . . . . . .        $ 14,521       $   9,027        $   7,772


             MILLER INDUSTRIES, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     The following unaudited pro forma summary combines the results of operations of all 1997 purchase combinations, the immaterial pooling-of-interests combinations, and the Company as if these combinations had occurred at the beginning of fiscal 1996 after giving effect to certain adjustments, including amortization of intangible assets and related income tax effects. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Company and these acquisitions had constituted a single entity during these periods (in thousands, except share data).

                                             1997                                1996
                                 ----------------------------        ----------------------------
                                 As Reported        Pro Forma        As Reported        Pro Forma
                                 -----------        ---------        -----------        ---------
Net sales                         $ 292,394         $ 341,668         $ 180,463         $ 276,323
                                  =========         =========         =========         =========
Net income                        $  14,521         $  13,727         $   9,027         $  10,008
                                  =========         =========         =========         =========
Net income per share              $    0.35         $    0.32         $    0.26         $    0.28
                                  =========         =========         =========         =========

     Subsequent to April 30, 1997, the Company acquired an additional four distributors of towing and recovery equipment and five towing service companies in separate transactions, issuing in the aggregate approximately 497,000 shares of common stock and paying approximately $2,875,000 in cash. These transactions have been accounted for under the purchase method of accounting.

4.   GAIN ON EARLY RETIREMENT OF DEBT AND PREFERRED STOCK REDEMPTION

     Upon consummation of the initial public offering, the Company retired certain obligations including previously restructured long-term obligations, which resulted in a gain of $288,000. Such amount is reflected as an extraordinary gain in the accompanying statement of income for 1995.

     Additionally, upon consummation of the initial public offering, the Company redeemed its cumulative redeemable preferred stock for $3,400,000, resulting in a gain of $694,000, which was reflected as a credit to paid-in capital in 1995.

5.   LONG-TERM OBLIGATIONS AND LINES OF CREDIT

LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following at April 30, 1997 and 1996 (in thousands):

                                                                                   1997          1996
                                                                                   ----          ----
     Mortgage notes payable, interest at rates from 3% to 6.88%, payable
        in monthly installments, maturing 2003 to 2011  . . . . . . . . .       $  2,344       $  2,510
     Equipment notes payable, interest at rates from 6.5% to 13.75%,
        payable in monthly installments, maturing 1997 to 2005  . . . . .         12,015          5,539
     Other notes payable  . . . . . . . . . . . . . . . . . . . . . . . .          1,402          2,700

                                                                                --------       --------
                                                                                  15,761         10,749
     Less current portion . . . . . . . . . . . . . . . . . . . . . . . .         (4,479)        (1,414)
                                                                                --------       --------
                                                                                $ 11,282       $  9,335
                                                                                ========       ========

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     At April 30, 1997, maturities of long-term obligations (excluding future cash outflows for interest) for the next five fiscal years are as follows (in thousands):

          1998  . . . . . . . . . . . . . . $4,479
          1999  . . . . . . . . . . . . . .  3,982
          2000  . . . . . . . . . . . . . .  2,545
          2001  . . . . . . . . . . . . . .  1,662
          2002  . . . . . . . . . . . . . .    977

     Certain equipment and manufacturing facilities are pledged as collateral under the mortgage notes payable.

LINE OF CREDIT

     At April 30, 1997, the Company had an unsecured revolving credit facility of $50,000,000 (the "Revolver") for working capital and other general corporate purposes. Borrowings under the Revolver bear interest at rate LIBOR plus 0.8%, (6.69% at April 30, 1997) and include a commitment fee on the daily unused balance. The weighted average interest rate for borrowings outstanding under the Revolver during 1997 was approximately 6.88%. Interest is payable monthly and the Revolver is renewable on an annual basis. There were no borrowings outstanding under the Revolver at April 30, 1997.

     The Revolver imposes restrictions on the company with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures, and the payment of dividends.

6.   STOCK-BASED COMPENSATION PLANS

     Although the Company adopted SFAS No. 123 during 1997, it elected to continue to account for compensation expense under its stock compensation plans under APB No. 25. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the market value of the common stock at the date of grant.

     In accordance with the Company's stock-based compensation plans, the Company may grant incentive stock options as well as non-qualified and other stock-related incentives to officers, employees and nonemployee directors of the Company. Options vest ratably over a four-year period beginning on the grant date and expire ten years from the date of grant. Shares available for granting options at April 30, 1997 and 1996 were 2.3 million and 3.8 million, respectively.

     For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1997 and 1996: expected dividend yield of 0%, expected volatility of 42%, risk-free interest rates of 6.33% and 6.08%, and expected lives of
5.5 years. Using these assumptions, the fair value of options granted in 1997 and 1996 is approximately $7,457,000 and $1,639,000, respectively, which would be amortized as compensation expense over the vesting period of the options.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

     Had compensation cost for 1997 and 1996 stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

                                                    1997      1996
                                                    ----      ----
     Net income (in thousands):
        As reported . . . . . . . . . . . .     $ 14,521   $ 9,027
        Pro forma . . . . . . . . . . . . .       13,624     8,864
     Net income per share:
        As reported . . . . . . . . . . . .     $   0.35   $  0.26
        Pro forma . . . . . . . . . . . . .         0.33      0.26

     The pro forma effect on net income in this disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     A summary of the activity of stock options during 1997, 1996, and 1995 is presented below (shares in thousands):

                                            1997                      1996                    1995
                                   ----------------------      -------------------      --------------------
                                                 WEIGHTED                  WEIGHTED                 WEIGHTED
                                    SHARES        AVERAGE      SHARES      AVERAGE      SHARES      AVERAGE
                                     UNDER       EXERCISE      UNDER       EXERCISE      UNDER      EXERCISE
                                    OPTION         PRICE       OPTION       PRICE       OPTION        PRICE
                                    -------      --------      ------      --------     ------      --------
                                                                            <c.
Outstanding at Beginning of Year     2,776        $2.98        1,915        $2.36            0        $0.00
  Granted   . . . . . . . . . . .    1,529        11.28          898         4.29        1,929         2.36
  Exercised   . . . . . . . . . .     (515)        2.55          (18)        2.33            0            0
  Forfeited   . . . . . . . . . .      (22)        6.67          (19)        2.77          (14)        2.33
                                     -----        -----        -----        -----        -----        -----
Outstanding at End of Year  . . .    3,768        $6.39        2,776        $2.98        1,915        $2.36
                                     =====        =====        =====        =====        =====        =====
Options exercisable at year-end .      811        $3.25          509        $2.38            0        $0.00
                                     =====        =====        =====        =====        =====        =====
                                                  $5.54                     $2.06                       N/A
                                                  =====                     =====                      ====

         A summary of the exercise prices for options outstanding under the Company's stock-based compensation plans at April 30, 1997 is presented below (shares in thousands):

                                                                                                 WEIGHTED
                                                                                                 AVERAGE
                                                                                                 EXERCISE
                                   SHARES             WEIGHTED                                   PRICE OF
            EXERCISE                UNDER              AVERAGE                SHARES              SHARES
           PRICE RANGE             OPTION          REMAINING LIFE          EXERCISABLE         EXERCISABLE
      ------------------           ------          --------------          -----------         -----------
      $ 2.33      $ 3.37            1,425                7.27                   577                $2.41
        3.78        5.48              722                8.28                   188                 4.19
        5.75        7.64               95                8.80                    16                 6.96
        8.79       12.88            1,395                9.41                    30                11.66
       13.38       18.00              131                9.81                     0                 0.00
                                    -----                ----                   ---                -----
             Total  . . . . .       3,768                8.38                   811                $3.25
                                    =====                ====                   ===                =====

7.   LEASE COMMITMENTS

     The Company has entered into various operating leases for buildings and office equipment. Rental expense under these leases was $455,000, $892,000, and $908,000 for 1997, 1996, and 1995, respectively.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

     At April 30, 1997, future minimum lease payments under noncancellable operating leases for the next five fiscal years are as follows (in thousands):

               1998 . . . . . . . . . . .   $1,570
               1999 . . . . . . . . . . .    1,524
               2000 . . . . . . . . . . .    1,399
               2001 . . . . . . . . . . .    1,225
               2002 . . . . . . . . . . .    1,080

8.   LITIGATION

     The Company is party to certain proceedings incidental to its business. The ultimate disposition of such matters cannot be determined presently but will not, in the opinion of management, based in part on the advice of legal counsel, have a material adverse effect on the Company's financial position or results of operations.

     In January 1996, the Company was awarded a judgment in a patent infringement suit in the United States District Court for the Northern District of Iowa at Sioux City, Iowa in which the jury found the defendant manufacturer and distributor of towing equipment willfully infringed both the Company's underlift parallel linkage and L-arm patents and that the common owner of the manufacturer and distributor induced the infringement. The judgment was paid to the Company in August 1996 in the amount of approximately $1.8 million, which included enhanced damages for willfulness and pre-judgment and post-judgment interest and a broad permanent injunction against future infringement by the defendants. Defendants were not granted a license to use the Company's L-arm technology. With this payment, both the Company and the defendants withdrew their appeals, and the judgment, therefore, became a final judgment.

     During the year ended April 30, 1995, Vulcan reached an agreement to settle its patent infringement litigation against another towing equipment manufacturer. As part of the settlement, Vulcan received $600,000 in cash from the manufacturer in June 1995.

9.   INCOME TAXES

     Deferred tax assets and liabilities are determined based on the differences between the financial and tax bases of existing assets and liabilities using the currently enacted tax rates in effect for the year in which the differences are expected to reverse.

     The provision for income taxes consisted of the following for 1997, 1996, and 1995 (in thousands):

                                                                 1997        1996        1995
                                                                 ----        ----        ----
             Current:
                Federal . . . . . . . . . . . . . . . . .       $7,973      $4,041     $3,045
                State . . . . . . . . . . . . . . . . . .          938         570        551
                Foreign . . . . . . . . . . . . . . . . .          228         124          0
                                                                 -----       -----      -----
                                                                 9,139       4,735      3,596
                                                                 -----       -----      -----
             Deferred:
                Federal . . . . . . . . . . . . . . . . .        (612)         388        112
                State . . . . . . . . . . . . . . . . . .         (72)         (11)        28
                Foreign . . . . . . . . . . . . . . . . .         (19)          (4)         0
                                                                 -----       -----      -----
                                                                 (703)         373        140
                                                                 -----       -----      -----
                                                                $8,436      $5,108     $3,736
                                                                 =====       =====      =====

                       MILLER INDUSTRIES, INC. AND SUBSIDIARIES

     The principal differences between the federal statutory tax rate and the consolidated effective tax rate for 1997, 1996, and 1995 were as follows:

                                                                         1997       1996        1995
                                                                         ----       ----        ----
    Federal statutory tax rate . . . . . . . . . . . . . . . . . .      34.0%      34.0%       34.0%
    State taxes, net of federal tax benefit  . . . . . . . . . . .       4.0        4.0         4.0
    Effect of S corporations acquired  . . . . . . . . . . . . . .      (3.1)      (1.7)       (2.5)
    Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.8       (0.2)       (2.2)
    Effective tax rate . . . . . . . . . . . . . . . . . . . . . .      36.7%      36.1%       33.3%

         Deferred income taxes and liabilities for 1997 and 1996 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at April 30, 1997 and 1996 are as follows (in thousands):

                                                                                     1997        1996
                                                                                     -----       ----
         Deferred tax assets:
            Allowance for doubtful accounts . . . . . . . . . . . . . . . . . .    $   621     $   245
            Accruals and reserves . . . . . . . . . . . . . . . . . . . . . . .      4,105       1,149
            Inventory and related reserves  . . . . . . . . . . . . . . . . . .        185          25
            Tax credit carryforwards  . . . . . . . . . . . . . . . . . . . . .          0         127
            Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         12          74
                                                                                    ------      ------
                 Total deferred tax assets  . . . . . . . . . . . . . . . . . .      4,923       1,620
         Deferred tax liabilities:
            Property, plant, and equipment  . . . . . . . . . . . . . . . . . .      2,060         998
            Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        182           7
                                                                                    ------      ------
                 Total deferred tax liabilities . . . . . . . . . . . . . . . .      2,242       1,005
                                                                                    ------      ------
         Net deferred tax asset . . . . . . . . . . . . . . . . . . . . . . . .     $2,681      $  615
                                                                                    ======      ======

         In management's opinion, the net deferred tax asset will be realized through the recognition of taxable income in future periods.

10.  SALE OF FINANCE RECEIVABLES

     In April 1997, the Company entered into an agreement to sell certain finance receivables to a third party leasing company for $24,596,000.
The resulting gain on the sale did not have a material impact on the Company's financial statements.

     The agreement contingently obligates the Company to indemnify the leasing company for any losses it incurs up to specified amounts in the event the lessee defaults. The Company believes that any equipment returned as a result of lessee defaults could be sold to third parties at amounts approximating the debt obligations under the lease. The Company's aggregate potential liability under the agreement as of April 30, 1997 was $6,280,000. Management believes its reserves for such recourse provisions are adequate to cover its exposures under the agreement. No payments have been required under these arrangements to date.

11.  PREFERRED STOCK

     The Company has authorized 5,000,000 shares of undesignated preferred stock which can be issued in one or more series. The terms, price, and conditions of the preferred shares will be set by the board of directors. No shares have been issued.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

12.  EMPLOYEE BENEFIT PLAN

     During 1996, the Company established a contributory retirement plan (the "401(k) Plan") for all full-time employees with at least 90 days of service. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

     The 401(k) Plan provides that each participant may contribute up to 15% of his or her salary. The Company matches 33.33% of the first 3% of participant contributions. Matching contributions vest over a period of five years.

     All funds contributed by the participants are immediately vested. Under the terms of the 401(k) Plan, the Company may also make discretionary profit-sharing contributions. Profit-sharing contributions are allocated among participants based on their annual compensation.
Each participant has the right to direct the investment of his or her funds among certain named investment options.

     Upon death, disability, retirement, or the termination of employment, participants may elect to receive periodic or lump-sum payments. Additionally, amounts may be withdrawn in cases of demonstrated hardship. Company contributions to the 401(k) Plan were not significant in 1997.

13.  SEGMENT INFORMATION

     The Company operates in two principal industry segments: (i) manufacturing and distribution and (ii) towing services.

                                                                 Manufacturing     Towing
                                                                and Distribution  Services   Consolidated
                                                                ----------------  --------   ------------
         1997
         Net sales  . . . . . . . . . . . . . . . . . . . . .        $254,977      $37,417     $292,394
         Operating earnings . . . . . . . . . . . . . . . . .          21,200        2,377       23,577
         Interest expense (income), net . . . . . . . . . . .            (271)         891          620
         Earnings before income taxes and
              extraordinary gain  . . . . . . . . . . . . . .          21,471        1,486       22,957
         Depreciation and amortization  . . . . . . . . . . .           2,983        2,799        5,782
         Capital expenditures . . . . . . . . . . . . . . . .           7,996        3,077       11,073
         Identifiable assets  . . . . . . . . . . . . . . . .         149,740       65,557      215,297

         1996
         Net sales  . . . . . . . . . . . . . . . . . . . . .         163,810       16,653      180,463
         Operating earnings . . . . . . . . . . . . . . . . .          12,903        1,441       14,344
         Interest expense, net  . . . . . . . . . . . . . . .              31          178          209
         Earnings before income taxes and
              extraordinary item  . . . . . . . . . . . . . .          12,747        1,388       14,135
         Depreciation and amortization  . . . . . . . . . . .           1,259        1,503        2,762
         Capital expenditures . . . . . . . . . . . . . . . .           7,246        3,161       10,407
         Identifiable assets  . . . . . . . . . . . . . . . .         114,054        9,924      123,978

         1995
         Net sales  . . . . . . . . . . . . . . . . . . . . .         125,899       13,880      139,779
         Operating earnings . . . . . . . . . . . . . . . . .          10,016        1,574       11,590
         Interest expense, net  . . . . . . . . . . . . . . .             228          142          370
         Earnings before income taxes and
              extraordinary item  . . . . . . . . . . . . . .           9,788        1,432       11,220
         Depreciation and amortization  . . . . . . . . . . .             781        1,236        2,017
         Capital expenditures . . . . . . . . . . . . . . . .           2,100        1,932        4,032
         Identifiable assets  . . . . . . . . . . . . . . . .          58,989        7,029       66,018

                                F-15

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash and temporary investments, accounts receivable, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. The carrying values of long-term obligations is a reasonable estimate of their fair values based on the rates available for obligations with similar terms and maturities.

15.  QUARTERLY FINANCIAL INFORMATION

     The following is a summary of the unaudited quarterly financial information for the years ended April 30, 1997 and 1996 (in thousands, except per share data):

                                                                    Income Per
                                                     Income        Common Share
                                                     Before           Before
                                                  Extraordinary    Extraordinary                 Net Income
                                      Net Sales        Item             Item       Net Income     Per Share
                                      ---------   -------------     ------------   ----------    ----------
Year ended April 30, 1997:
         First quarter  . . . .       $  60,963    $  2,857            $0.07        $ 2,857        $0.07
         Second quarter . . . .          74,061       3,516             0.09          3,516         0.09
         Third quarter  . . . .          80,261       3,852             0.09          3,852         0.09
         Fourth quarter . . . .          77,109       4,296             0.10          4,296         0.10
                                      ---------    --------            -----        -------        -----
         Total  . . . . . . . .       $ 292,394    $ 14,521            $0.35        $14,521        $0.35
                                      =========    ========            =====        =======        =====
Year ended April 30, 1996:
         First quarter  . . . .       $  40,463    $  1,591            $0.05        $ 1,591        $0.05
         Second quarter . . . .          43,720       2,268             0.07          2,268         0.07
         Third quarter  . . . .          45,979       2,436             0.07          2,436         0.07
         Fourth quarter . . . .          50,301       2,732             0.07          2,732         0.07
                                      ---------    --------            -----        -------         ----
         Total  . . . . . . . .        $180,463    $  9,027            $0.26        $ 9,027        $0.26
                                      =========    ========            =====        =======        =====

16.  RECLASSIFICATIONS

     Certain reclassifications have been made to prior years' financial information to conform with the 1997 presentation.

17.  SUBSEQUENT EVENT

     The Company and certain of its officers and directors were named as defendants in a lawsuit purporting to be a class action that was served on September 24, 1997. The lawsuit alleges violations by the defendants of federal securities laws as a result of various public disclosures made by the Company from November 1996 through September 1997. Based on its preliminary analysis of this lawsuit as of the date of this Prospectus, the Company believes that the allegations therein are without merit and intends to vigorously defend itself in this action.

                     FINANCIAL STATEMENTS (UNAUDITED)

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED BALANCE SHEETS
                    (In thousands, except share data)

                                                                          October 31,            April 30,
                                                                              1997                   1997
                                                                          -----------            ---------
                               ASSETS                                     (Unaudited)
CURRENT ASSETS:
   Cash and temporary investments   . . . . . . . . . . . . . . . . .     $    2,287            $   8,508
   Accounts receivable, net   . . . . . . . . . . . . . . . . . . . .         47,737               49,844
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . .         63,176               60,574
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . .          4,951                4,541
   Prepaid expenses and other   . . . . . . . . . . . . . . . . . . .          3,637                1,885
                                                                            --------              -------
       Total current assets   . . . . . . . . . . . . . . . . . . . .        121,788              125,352
                                                                            --------              -------
PROPERTY, PLANT AND EQUIPMENT, net  . . . . . . . . . . . . . . . . .         62,507               49,171

GOODWILL, net   . . . . . . . . . . . . . . . . . . . . . . . . . . .         53,532               36,916
                                                                            --------              -------
OTHER ASSETS, net   . . . . . . . . . . . . . . . . . . . . . . . . .          7,901                3,858
                                                                            --------              -------

                                                                          $  245,728            $ 215,297
                                                                            ========              =======

           LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt  . . . . . . . . . . . . . . . .     $    6,531            $   4,479
   Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . .         25,810               38,548
   Accrued liabilities and other  . . . . . . . . . . . . . . . . . .         21,571               20,345
                                                                            --------              -------
       Total current liabilities  . . . . . . . . . . . . . . . . . .         53,912               63,372
                                                                            --------              -------
LONG-TERM DEBT, less current portion  . . . . . . . . . . . . . . . .         32,619               11,282
                                                                            --------              -------
DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . .          1,878                1,860
                                                                            --------              -------
SHAREHOLDERS' EQUITY (Note 2):
   Preferred stock, $.01 par value, 5,000,000 shares authorized;
       none issued or outstanding   . . . . . . . . . . . . . . . . .              0                    0
   Common stock, $.01 par value, 100,000,000 shares
       authorized; 44,469,564 and 42,480,202 shares issued
       and outstanding, respectively  . . . . . . . . . . . . . . . .            445                  425
   Additional paid-in capital   . . . . . . . . . . . . . . . . . . .        122,035              110,773
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . .         35,273               28,027
   Cumulative translation adjustment  . . . . . . . . . . . . . . . .           (434)                (442)
                                                                            --------              -------
       Total shareholders' equity   . . . . . . . . . . . . . . . . .        157,319              138,783
                                                                            --------              -------
                                                                          $  245,728             $215,297
                                                                            ========              =======

See accompanying notes to condensed consolidated financial statements.

                               MILLER INDUSTRIES, INC. AND SUBSIDIARIES
                             CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                               (In thousands, except per share data)
                                          (Unaudited)

                                                    Three Months Ended                  Six Months Ended
                                                          October                          October 31,
                                                    --------------------               -------------------
                                                      1997          1996               1997           1996
                                                    --------------------               -------------------
NET SALES   . . . . . . . . . . . . . . . . . .   $ 94,727      $ 74,061               $ 180,080  $ 135,024

COSTS AND EXPENSES:
   Costs of operations    . . . . . . . . . . .     76,221        61,436                 143,450     111,756
   Selling, general, and administrative expenses    10,269         7,087                  20,469      13,090
   Restructuring costs  . . . . . . . . . . . .      4,100         ---                     4,100        ---
   Interest expense, net    . . . . . . . . . .        429           117                     700         257
                                                  --------      --------               ---------  ----------
       Total costs and expenses   . . . . . . .     91,019        68,640                 168,719     125,103
                                                  --------      --------               ---------  ----------

INCOME BEFORE INCOME TAXES  . . . . . . . . . .      3,708         5,421                  11,361       9,921
PROVISION FOR INCOME TAXES  . . . . . . . . . .      1,410         1,905                   4,265       3,548
                                                  --------      --------               ---------  ----------

NET INCOME  . . . . . . . . . . . . . . . . . .   $  2,298      $  3,516                   7,096       6,373
                                                  ========      ========               =========   =========

NET INCOME PER SHARE  . . . . . . . . . . . . .   $    .05      $    .09               $     .15   $     .16
                                                  ========      ========               =========   =========
WEIGHTED AVERAGE COMMON AND
   COMMON EQUIVALENT SHARES
   OUTSTANDING    . . . . . . . . . . . . . . .     45,868        40,561                  45,988      39,485
                                                  ========      ========               =========   =========

See accompanying notes to condensed consolidated financial statements.

                               MILLER INDUSTRIES, INC. AND SUBSIDIARIES
                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands)
                                             (Unaudited)

                                                                             Six Months Ended October 31
                                                                        ----------------------------------
                                                                           1997                     1996
                                                                           ----                     ----
OPERATING ACTIVITIES:
       Net Income   . . . . . . . . . . . . . . . . . . . . . .        $   7,096                 $  6,373
       Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
           Depreciation and amortization  . . . . . . . . . . .            3,724                    1,331
           Deferred income tax provision  . . . . . . . . . . .              715                       69
           Gain on sales of property, plant, and equipment  . .             (662)                    --
           Changes in operating assets and liabilities:
              Accounts receivable . . . . . . . . . . . . . . .            1,190                   (5,609)
              Inventories . . . . . . . . . . . . . . . . . . .             (459)                  (6,191)
              Prepaid expenses and other  . . . . . . . . . . .           (1,477)                      38
              Accrued liabilities and other . . . . . . . . . .           (3,133)                     171
              Accounts payable  . . . . . . . . . . . . . . . .          (14,615)                  (2,998)
              Other assets  . . . . . . . . . . . . . . . . . .           (2,543)                  (2,862)
                                                                       ---------                 --------
                 Net cash used in operating activities  . . . .          (10,164)                  (9,678)
                                                                       ---------                 --------
INVESTING ACTIVITIES:
   Purchases of property, plant, and equipment  . . . . . . . .           (9,705)                  (1,059)
   Proceeds from sales of property, plant, and equipment  . . .            1,058                      346
   Acquisition of businesses, net of cash acquired  . . . . . .           (5,320)                    --
   Proceeds from sale of finance receivables  . . . . . . . . .            3,861                     --
   Funding of finance receivables   . . . . . . . . . . . . . .           (1,067)                    --
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . .              384                     695
                                                                       ---------                 --------
              Net cash used in provided by investing activities          (10,789)                    (18)
                                                                       ---------                 --------
FINANCING ACTIVITIES:
   Net borrowings (payments) under line of credit   . . . . . .           24,722                    (292)
   Repayment of long-term debt  . . . . . . . . . . . . . . . .          (10,775)                 (1,637)
   Proceeds from exercise of stock options  . . . . . . . . . .              785                     112
   Distribution to former shareholders of acquired companies  .            --                       (419)
                                                                       ---------                 --------
              Net cash provided by (used in) financing activities         14,732                  (2,236)
                                                                       ---------                 --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
   AND TEMPORARY INVESTMENTS  . . . . . . . . . . . . . . . . .            --                       --
                                                                       ---------                 --------
NET DECREASE IN CASH AND TEMPORARY
   INVESTMENTS  . . . . . . . . . . . . . . . . . . . . . . . .          (6,221)                 (11,932)

CASH AND TEMPORARY INVESTMENTS,
   beginning of period  . . . . . . . . . . . . . . . . . . . .            8,508                   25,108
                                                                       ---------                 --------
CASH AND TEMPORARY INVESTMENTS,
   end of period    . . . . . . . . . . . . . . . . . . . . . .        $   2,287                $  13,176
                                                                       =========                =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
   Cash payments for interest   . . . . . . . . . . . . . . . .        $     861               $      191
                                                                       =========               ==========
   Cash payments for income taxes   . . . . . . . . . . . . . .        $   5,598                    1,865
                                                                       =========               ==========

See accompanying notes to condensed consolidated financial statements.

                 MILLER INDUSTRIES, INC. AND SUBSIDIARIES
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               (Unaudited)

1.   Basis of Presentation

The condensed consolidated financial statements of Miller Industries, Inc. and subsidiaries (the "Company") included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Nevertheless, the Company believes that the disclosures are adequate to make the financial information presented not misleading. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, to present fairly the Company's financial position, results of operations and cash flows at the dates and for the periods presented. Interim results of operations are not necessarily indicative of results to be expected for the fiscal year. These condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended April 30, 1997.

2.   Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding.

3.   Inventories

Inventory costs include materials, labor and factory overhead.
Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories at October 31, 1997 and April 30, 1997 consisted of the following (in thousands):

                                                            October 31,       April 30,
                                                               1997             1997
                                                            -----------       --------
                 Chassis  . . . . . . . . . . . . . . .      $11,202          $18,837
                 Raw Materials  . . . . . . . . . . . .       14,983           16,257
                 Work in process  . . . . . . . . . . .        6,877            7,843
                 Finished goods . . . . . . . . . . . .       30,114           17,637
                                                              ------           ------
                                                             $63,176          $60,574
                                                              ======           ======

4.   Business Combinations

In May 1997, the Company acquired all the outstanding common stock of three towing equipment distributors with historical revenues of approximately $13 million annually. The consideration for these transactions consisted of approximately 44,000 shares of common stock and approximately $.9 million in cash. Additionally, throughout the six months ended October 31, 1997, the Company purchased all the outstanding common stock of 15 towing service companies through the issuance of approximately 1,038,000 shares of common stock and cash payments of approximately $5.6 million. These acquisitions were accounted for using the purchase method of accounting. The pro forma impact of these acquisitions on net income and earnings per share was not significant for the periods presented herein.


In May 1997, the Company issued approximately 151,000 shares of its common stock in exchange for all the outstanding common stock of one additional towing equipment distributor with historical revenues of approximately $13 million annually. During the six months ended October 31, 1997, the Company issued approximately 536,000 shares of its common stock in exchange for all the outstanding shares of 6 additional towing service companies. These mergers have been accounted for as poolings of interests.

5.   Legal Matters

During September, October and November 1997, five lawsuits were filed by certain persons who seek to represent a class of shareholders who purchased shares of the Company's common stock during the period from either October 15 or November 6, 1996 to September 11, 1997. Four of the suits were filed in the United States District Court for the Northern District of Georgia, and the remaining one was filed in the Chancery Court of Hamilton County, Tennessee. In general, the individual plaintiffs in all of the cases allege that they were induced to purchase shares of the Company's common stock on the basis of allegedly actionable misrepresentations or omissions about the Company and its business and, as a result were thereby damaged. Four of the complaints assert claims under Sections 10(b) and 20 of the Securities Act of 1934. The remaining complaint asserts claims under Tennessee Code Sections 48-2-121 and 122. The complaints name as the defendants the Company and various of its present and former directors and officers. The plaintiffs in three of the actions which involved claims in Federal Court under the Securities Exchange Act of 1934 have stated their intention to consolidate those actions. Motions to dismiss have been or soon will be filed in each of the cases. The Company denies liability and intends to vigorously defend these actions.

In addition to the shareholder litigation described above, the Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.

6.   Restructuring Costs

In September 1997, the Company announced its intention to further consolidate its domestic wrecker production at its Ooltewah, Tennessee facility. The consolidation entailed the closure of the Olive Branch, Mississippi facility with the relocation of wrecker production to Ooltewah. Substantially all equipment relocation and production consolidation was completed by December 1997.

In the second quarter of fiscal 1998, the Company recorded a pretax restructuring charge of $4.1 million to provide for the plant closing and consolidation of manufacturing operations. Of the $4.1 million restructuring charge, approximately $0.5 million related to workforce
reductions of approximately 150 employees and associated costs.   Also,
$1.9 million of asset valuation losses relating to a plant sale and machinery and equipment writedowns is included in the restructuring charge. The balance of the charge covers lease terminations, property holding costs, and other shutdown related costs. At October 31, 1997, charges against the related reserves were not significant.

The carrying value of the Olive Branch, Mississippi manufacturing facility is $1.5 million and is classified as "Other Assets" in the balance sheet.

The Company's operating earnings for the portion of the remainder of the fiscal year may be further adversely impacted by any inventory losses, any operating losses which may occur during the consolidation period, and costs incurred to relocate employees and equipment to other facilities. These additional costs are not included in the one-time charge above but are not expected to have a material impact on net income and net income per share.

7.   Subsequent Events

Subsequent to the end of the quarter, the Company has closed three additional acquisitions of towing service companies with aggregate annual historical revenues of approximately $1.8 million. The consideration for these transactions consists of approximately 70,000 shares of Company common stock and $.4 million in cash as well as the assumption of certain indebtedness. In addition, the Company has executed letters of intent to acquire 19 additional towing service companies.

On December 11, 1997, the Company announced the acquisition of Chevron, Inc. for approximately $10 million in cash and the assumption of approximately $3.8 million in indebtedness in exchange for all its outstanding shares of stock. Chevron is a manufacturer of towing and recovery equipment with annual revenues of approximately $23 million.

8.   Reclassifications

Certain amounts in the prior period financial information have been reclassified to conform to the current presentation.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS
PROSPECTUS IN CONNECTION WITH THE OFFER MADE
HEREBY.  IF GIVEN OR MADE, SUCH INFORMATION AND             5,000,000 SHARES
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR
SOLICITATION OF AN OFFER TO BUY ANY OF THE
SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO
ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH
OFFER IN SUCH JURISDICTION.  NEITHER THE DELIVERY       MILLER INDUSTRIES, INC.
OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AT
ANY TIME SHALL UNDER ANY CIRCUMSTANCES CREATE ANY
IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT
AT ANY TIME AFTER THE DATE HEREOF.






                                                               COMMON STOCK


                                                         _______________________
              ______________________
                                                               PROSPECTUS
       TABLE OF CONTENTS                                 _______________________
                                           Page

Available Information . . . . . . . . . . . 3
Forward-Looking Statements  . . . . . . . . 4
Risk Factors  . . . . . . . . . . . . . . . 4
Business  . . . . . . . . . . . . . . . . . 7
Use of Proceeds . . . . . . . . . . . . .   16              DECEMBER 15, 1997
Market for Registrant's Common Equity
   and Related Stockholder Matters . . . .  17
Selected Financial Data . . . . . . . . .   18
Management's Discussion and Analysis
   of Financial Condition and Results of
Operations  . . . . . . . . . . . . . .     20
Legal Matters . . . . . . . . . . . . . .   24
Experts . . . . . . . . . . . . . . . . .   24
Index to Consolidated Financial
  Statements  . . . . . . . . . . . . . .   25
              ______________________